ASSURANCE AND ADVISORY
BUSINESS SERVICES

03032740

82-3699

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

Consolidated Financial Statements Together With Limited Review Report June 30, 2003

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

SUPPL

ERNST & YOUNG

Güney Serbest Muhasebeci Mali Müşavirlik A.Ş.
An Affiliated Firm of Ernst & Young International

TABLE OF CONTENTS

ERNST & YOUNG

Güney S.M.M.M. A.Ş.
Büyükdere Cad. Beytem Plaza
No: 26 K: 9-10, 34381 - Şişli
İstanbul - Turkey

Phone: (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Tofaş Türk Otomobil Fabrikası Anonim Şirketi:

We have reviewed the accompanying consolidated balance sheet of Tofaş Türk Otomobil Fabrikası Anonim Şirketi (the Company - a Turkish corporation) and its subsidiary (collectively "the Group") as of June 30, 2003 and related consolidated income, changes in equity and cash flow statements for the interim period from January 1, 2003 to June 30, 2003, all expressed in equivalent purchasing power of Turkish lira as of June 30, 2003. These consolidated financial statements are responsibility of the Company's management. Our responsibility is to issue a limited review report on these consolidated financial statements based on our review.

We conducted our review in accordance with International Standards on Auditing applicable to review engagements. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion on the accompanying consolidated financial statements.

The financial statements of the Group for the period ended June 30, 2002, has been reviewed by other auditors who have ceased operations and whose report dated July 31, 2002 indicated that nothing came to their attention that causes them to believe that the financial statements as of and for the six month period ended June 30, 2002 are not presented fairly, in accordance with International Financial Reporting Standards.

Based on our review, nothing come to our attention that causes us to believe that the accompanying consolidated financial statements as of and for the six months period ended June 30, 2003 referred to in the first paragraph above are not presented fairly, in accordance with International Financial Reporting Standards, issued by the International Accounting Standards Board.

As disclosed in Notes 1 and 21 to the accompanying consolidated financial statements, major portion of the Group's sales are conducted through its related parties.

The amounts translated into U.S. Dollars in the accompanying consolidated balance sheet and income statement are presented for information purposes only and have been computed on the basis set forth in Note 2 to the accompanying consolidated financial statements.

Ernst & Young

August 15, 2003
İstanbul, Turkey

BALANCE SHEET
As of June 30, 2003
(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2003)

	Notes	June 30, 2003 USD'000 (See Note 2)	June 30, 2003 TL	December 31, 2002 TL
ASSETS				
Current assets				
Cash and cash equivalents	3	**86,484**	**122,956**	158,601
Trade receivables, net – third parties	5	**63,055**	**89,647**	66,720
– related parties	21	**182,915**	**260,053**	319,442
Investment securities	4	**18,221**	**25,905**	18,460
Short-term consumer financing loans	6	**6,335**	**9,007**	26,250
Inventories, net	7	**99,856**	**141,967**	92,833
Other current assets	8	**14,587**	**20,739**	22,487
Total current assets		**471,453**	**670,274**	704,793
Non-current assets				
Long-term consumer financing loans	6	**99**	**141**	2,133
Equity investment	9	**7,097**	**10,090**	10,090
Property, plant and equipment, net	10	**445,521**	**633,404**	699,996
Intangibles, net	11	**35,304**	**50,193**	56,390
Other non-current assets		**49**	**70**	1,361
Deferred tax asset	18	**89,497**	**127,239**	128,002
Total non-current assets		**577,567**	**821,137**	897,972
Total assets		**1,049,020**	**1,491,411**	1,602,765
LIABILITIES AND EQUITY				
Current liabilities				
Short-term bank borrowings, including current portion of long-term bank borrowings	13	**58,883**	**83,714**	146,314
Trade payables – third parties	14	**72,984**	**103,762**	114,285
– related parties	21	**203,752**	**289,679**	322,360
Taxes payable		**2,182**	**3,102**	4,685
Warranty provision	15	**8,422**	**11,974**	10,178
Accruals and other current liabilities	16	**27,033**	**38,433**	28,790
Total current liabilities		**373,256**	**530,664**	626,612
Non-current liabilities				
Long-term bank borrowings	13	**166,594**	**236,850**	270,914
Deferred income, net	12	**1,382**	**1,965**	2,611
Reserve for employment termination benefits	17	**20,128**	**28,616**	27,392
Other non-current liabilities		**82**	**117**	216
Deferred tax liability	18	**108**	**154**	201
Total non-current liabilities		**188,294**	**267,702**	301,334
Minority interest		**5,583**	**7,937**	7,283
Shareholders' equity				
Paid-in share capital	19	**483,065**	**686,783**	686,783
Share premium		**404**	**574**	574
Cumulative gain/(loss) on the hedging	13	**24,267**	**34,501**	(27,393)
Legal reserves and accumulated profits / (deficit)	20	**(25,849)**	**(36,750)**	7,572
Total shareholders' equity		**481,887**	**685,108**	667,536
Total liabilities and shareholders' equity		**1,049,020**	**1,491,411**	1,602,765

The accompanying policies and explanatory notes on pages 6 through 29 form an integral part of the consolidated financial statements.

CONSOLIDATED INCOME STATEMENT
For the six months period ended June 30, 2003
(Currency -- Billions of Turkish Lira in equivalent purchasing power at June 30, 2003)

		June 30, 2003		June 30, 2002
	Notes	USD'000 (See Note 2)	TL	TL
Net sales		643,675	915,124	850,811
Cost of sales	28	(609,603)	(866,683)	(773,873)
Gross profit		34,072	48,441	76,938
Selling and marketing expenses	23	(28,498)	(40,516)	(46,992)
General and administrative expenses	24	(28,265)	(40,185)	(54,917)
Research and development expenses	25	(4,098)	(5,826)	(7,898)
Other operating income, net	26	7,866	11,183	17,495
Loss from operations		(18,923)	(26,903)	(15,374)
Financial expense, net	29	(15,021)	(21,356)	(14,140)
Loss before provision for taxes, monetary gain and minority interest		(33,944)	(48,259)	(29,514)
Monetary gain / (loss)		6,518	9,267	(19,888)
Net loss before provision for taxes and minority interest		(27,426)	(38,992)	(49,402)
Provision for taxes				
- Current	18	(2,182)	(3,102)	-
- Deferred	18	(1,106)	(1,573)	-
Minority interest		(461)	(655)	-
Net loss		(31,175)	(44,322)	(49,402)
Weighted average number (000's) of shares of TL 5,000 each		90,000,000	90,000,000	90,000,000
Basic and diluted loss per share-in full TL and full USD		(0.0003)	(492.5)	(548.9)

The accompanying policies and explanatory notes on pages 6 through 29 form an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months period ended June 30, 2003
(Currency -- Billions of Turkish Lira in equivalent purchasing power at June 30, 2003)

	Paid-in share capital	Share premium	Cumulative gain / (loss)on the hedging	Legal reserves and accumulated profits / (deficit)	Total
Balance at December 31, 2001	686,783	574	(16,959)	(21,303)	649,095
Cumulative loss on the hedging	-	-	(25,588)	-	(25,588)
Net loss for the period	-	-	-	(49,402)	(49,402)
Balance at June 30, 2002	**686,783**	**574**	**(42,547)**	**(70,705)**	**574,105**
Balance at December 31, 2002	**686,783**	**574**	**(27,393)**	**7,572**	**667,536**
Cumulative gain on the hedging	-	-	61,894	-	61,894
Net income for the period	-	-	-	(44,322)	(44,322)
Balance at June 30, 2003	**686,783**	**574**	**34,501**	**(36,750)**	**685,108**

The accompanying policies and explanatory notes on pages 6 through 29 form an integral part of the consolidated financial statements.

CASH FLOW STATEMENT
For the six months period ended June 30, 2003
(Currency -- Billions of Turkish Lira in equivalent purchasing power at June 30, 2003)

	June 30, 2003	June 30, 2002
Cash flows from operating activities		
Net loss before monetary gain, provision for taxes and minority interest	**(48,259)**	(29,514)
Adjustments for-		
Depreciation and amortization	**83,184**	82,222
Cummulative gain / (loss) on the hedging	**40,156**	(37,497)
Provision for employment termination benefits	**4,912**	3,543
Decrease in deferred income	**(646)**	(1,370)
Interest expense accrual	**5,987**	9,308
Warranty provision	**5,509**	5,972
loss on sale of fixed assets	**61**	1
Operating income / (loss) before working capital changes	**90,904**	32,665
Net working capital changes in-		
Trade receivables	**(3,380)**	(50,093)
Other current assets	**(574)**	19,034
Inventories	**(49,134)**	(4,798)
Consumer financing loans	**16,373**	-
Other non-current assets	**1,156**	-
Trade payables	**1,838**	42,922
Accruals and other current liabilities	**12,663**	19,632
Taxes and witholding payable	**(1,104)**	(1,385)
Other non-current liabilities	**(79)**	-
Employment termination benefits paid	**(863)**	(562)
Net cash provided by / (used in) operating activities	**67,800**	57,415
Cash flows from investing activities		
Investment securities	**(9,386)**	(8,259)
Purchase of property, plant, equipment and intangibles	**(10,728)**	(16,240)
Proceeds from sale of property, plant, equipment	**272**	130
Net cash (used in) / provided by investing activities	**(19,842)**	(24,369)
Cash flows from financing activities		
Change in short-term bank borrowings	**(37,929)**	42,960
Proceeds from long-term bank borrowings	**18,533**	12,703
Repayment of long term bank borrowings	**(31,472)**	(4,818)
Interest Paid	**(8,538)**	(4,215)
Net cash used in financing activities	**(59,406)**	(46,630)
Net effect of monetary loss on cash and cash equivalents	**(24,197)**	(58,178)
Net change in cash and cash equivalents	**(35,645)**	21,498
Cash and cash equivalents at the beginning of the period	**158,601**	98,816
Cash and cash equivalents at the end of the period	**122,956**	120,314

The accompanying policies and explanatory notes on pages 6 through 29 form an integral part of the consolidated financial statements.

(Currency – Billions of Turkish lira in equivalent purchasing power at June 30, 2003 unless otherwise indicated)

1. CORPORATE INFORMATION

Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company - Tofaş") was established in 1968 as a Turkish-Italian cooperation venture to manufacture passenger cars at its plant near Bursa under licenses from Fiat Auto S.p.A. ("Fiat"). The Company, which is a member of Koç Holding and Fiat Group, also produces various automotive spare parts used in its automobiles. The Company's main office is located in Büyükdere Cad. No:145 Kat:4, 5 Zincirlikuyu Şişli, İstanbul. The manufacturing facilities are located in Bursa.

The Company has been registered with the Turkish Capital Market Board ("CMB") and quoted on the İstanbul Stock Exchange since 1991.

The main car models manufactured by the Company are produced pursuant to five license agreements between the Company and Fiat. These license agreements prohibit the Company from assembling, producing, importing or selling any cars other than Fiat cars. Furthermore, in 2000, the Company has signed a manufacturing agreement with Fiat for the production of Doblo model light commercial vehicles in Turkey. This new model was commercially launched in October, 2000.

The Company conducts a significant portion of its business with corporations, which are affiliates of Koç Holding A.Ş. ("Koç Holding") or Fiat or both.

The Company has two branches located in Free Trade Zones in Turkey and the financial statements of these branches are included in the consolidated financial statements. On February 28, 2003 one of the branches has ceased its operations.

In 2002, the Company has acquired 51% of total shares of Koç Fiat Kredi Tüketici Finansmanı A.Ş. (KFK – the Subsidiary) from Fiat Group, nominal value of which were TL 15,300 billion, at a price of USD 51. On July 31, 2002 the Company has transferred TL15,000 billion (in historical terms) to cover the accumulated deficit of KFK. The major activity of KFK is to provide consumer finance services to the customers purchasing vehicles produced or imported by the Company. As explained in Note 2, as of December 31, 2002, the financial statements of KFK have been consolidated with the financial statements of the Company.

For the purpose of the consolidated financial statements, the Company and its consolidated Subsidiary (KFK) are referred to as "the Group".

The consolidated financial statements were authorized for issue on August 15, 2003 by the management of the Group.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board and International Accounting Standards and Standing Interpretations Committee interpretations approved by the IASC that remain in effect. The consolidated financial statements have been prepared based on the historical cost convention.

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2003 unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Group maintains its books of account and prepare its statutory financial statements in accordance with the regulations on accounting and reporting framework and accounting standards promulgated by the Turkish Capital Market Board (CMB), Turkish Commercial Code and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The Subsidiary maintains its books of account and prepares its statutory financial statements in accordance with Turkish Commercial Code, related regulations and Tax Legislation. The consolidated financial statements are based on the individually kept statutory records, which are maintained under the historical cost convention, with adjustments and reclassifications mainly related to the restatement for changes in the general purchasing power of the Turkish lira, accounting for deferred taxation, employee termination benefits and hedge accounting, for the purpose of fair presentation in accordance with IFRS.

Certain reclassifications are also made to the 2002 financial statements for comparative presentation purposes.

Measurement Currency and Reporting Currency

Measurement currency of the Group is TL. The restatement for the changes in the general purchasing power of TL as of June 30, 2003 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and the corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three year inflation rate approaching or exceeding 100%. As of June 30, 2003, the three year cumulative inflation rate has been 208% (December 31, 2002 - 227%) based on the Turkish countrywide wholesale price index published by the State Institute of Statistics.

Such index and conversion factors as of the end of the three year period ended June 30, 2003 are given below:

Dates	Index	Conversion Factors
December 31, 2001	4,951.7	1.459
June 30, 2002	5,572.0	1.296
December 31, 2002	6,478.8	1.115
June 30, 2003	7,222.2	1.000

The main guidelines for the above mentioned restatement are as follows:

- The financial statements of prior year, including monetary assets and liabilities reported therein, which were previously reported in terms of the measuring unit current at the end of that year are restated in their entirety to the measuring unit current at June 30, 2003.
- Monetary assets and liabilities reported in the consolidated balance sheet as of June 30, 2003 are not restated because they are already expressed in terms of the monetary unit current at that balance sheet date.
- The inflation adjusted share capital was derived by indexing cash contributions, transfers from statutory retained earnings and income from sale of investments and property, transferred to share capital from the date they were contributed.
- Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and other components of equity (except for the statutory revaluation adjustment which is eliminated) are restated by applying the relevant conversion factors.

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2003 unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

- The effect of general inflation on the net monetary position is included in the income statement as monetary gain.
- All items in the income statement are restated by applying appropriate average conversion factors with the exception of depreciation, amortisation, gain or loss on disposal of non-monetary assets (which have been calculated based on the restated gross book values and accumulated depreciation/amortisation).

Restatement of balance sheet and income statement items through the use of a general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets. Similarly, it does not necessarily mean that the Group could return or settle the same values of equity to its shareholders.

U.S. Dollar Translation

U.S. dollar (USD) amounts shown in the consolidated financial statements have been included solely for the convenience of the reader and are translated from Turkish lira (TL), as a matter of arithmetic computation only, at the official TL exchange rate for purchases of USD announced by the Central Bank of the Republic of Turkey on June 30, 2003 which was TL 1,421,717(full) = USD1.00. Such translation should not be construed as a representation that the TL amounts have been or could be converted into USD at this or any other rate.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its Subsidiary drawn up to June 30, 2003. Subsidiary is consolidated from the date on which control is transferred to the Company (effective July 26, 2002).

This control is normally evidenced when the Company owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders' interests are shown in separately in the balance sheet and income statement, respectively.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

The purchase method of accounting is used for acquired business.

Going Concern

The consolidated financial statements are prepared in accordance with the going concern principles. As at June 30, 2003, the Subsidiary has an accumulated deficit of TL 65,433 billion in its stand-alone financial statements. Such deficit has resulted primarily from operating expenses related to the service provided by Koç Tüketici Finansmanı ve Kart Hizmetleri A.Ş., from the provision for loan losses and from foreign exchange losses. The Subsidiary ceased organizing consumer financing campaigns in 2001 due to the market conditions and had not began organizing consumer financing campaigns as at the date of the financial statements. These conditions may raise substantial doubt about the Subsidiary's ability to continue as a going concern.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term highly liquid investments that are readily convertible to known amonuts of cash with original maturity of three months or less and that are subject to an insignificant risk of change in value.

Trade Receivables

Trade receivables are recognised at original invoice amount and carried at amortized cost less an allowance for any uncollectable amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Investment Securities

Investment securities are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment. Such investments which are intended to be held-to-maturity, are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. Gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

Inventories

Inventories are valued at the lower of cost restated to the equivalent purchasing power at the balance sheet date or net realizable value after provision for obsolete items.

Costs incurred in bringing each product to its present location and condition are accounted for as follows :

Raw materials - purchase cost on a monthly moving average basis;

Finished goods and work-in-process - cost includes the applicable allocation of fixed and variable overhead costs on the basis of monthly moving average basis;

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

The initial cost of PP&E comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the PP&E have been put into the operation, such as repairs and maintenance and overhaul costs are normally charged to income in the period in the costs incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation is computed on a straight-line basis over the following estimated useful lives :

Buildings	25 years
Land improvements	33 years
Leasehold improvements	30 years
Machinery and equipment	10 - 12 years
Moulds and models	6 years
Furniture and fixtures	6 - 8 years
Motor vehicles	4 - 5 years

The useful life and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of PP&E.

Intangible Assets

Intangible assets acquired separately from a business are capitalised at cost. Intangible assets, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives. The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of the Subsidiary at the date of acquisition. Goodwill is amortised on a straight-line basis over 5 years. It is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is stated at cost less accumulated amortisation and any impairment in value.

License Fees

License fees paid to Fiat for a specific product are recognized in accordance with the substance of the agreements and expensed over the duration of the agreements.

Research and Development Costs

Expenditures for research and development are charged against income in the period incurred except for project development costs which comply with the following criteria:

- The product or process is clearly defined and costs are separately identified and measured reliably;
- The technical feasibility of the product is demonstrated;
- The product or process will be sold or used in-house;
- A potential market exists for the product or its usefulness in case of internal use is demonstrated;and
- Adequate technical, financial and other resources required for completion of the project are available.

Capitalization of costs starts when the above criteria are first met.

Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The recoverable amount of development costs is estimated whenever there is an indication that the asset has been impaired or that the impairment losses recognized in previous years no longer exist.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equity Investment

Equity investment is valued at cost restated to the equivalent purchasing power at June 30, 2003, since such investment does not have a quoted market price.

Bank Borrowings

All borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, borrowings, are subsequently measured at amortised cost using the effective interest rate method.

Gains and losses are recognised in net profit or loss when the liabilities are derecognised, as well as through the amortisation process.

Borrowing Costs

Borrowing costs are expensed as incurred.

Reserve for Employee Termination Benefits

Employee termination benefits, as required by the Turkish Law, are recognised in the consolidated financial statements as they are earned. The total provision presents the present value of the future probable obligation of the Group arising from the retirement or termination of the employment of its employees other than misconduct.

Provisions

A provision is recognised when, and only when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Warranty

The Group provides first maintenance service free of charge for the vehicles sold and also provides service free of charge during the first two-year period following the date of sale. As of June 30, 2003 the Group provided provision amounting of TL 11,974 billion (December 31, 2002 – TL 10,178 billion) for the possible expenses that can occur within the warranty period. Export sales of the Group are not under a warranty commitment.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Tax expense / (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred tax.

Deferred income tax is computed, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Use of Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Foreign Currency Transactions and Translation

Income and expenses arising in foreign currencies (any currency other than Turkish lira) during the year have been translated at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated at the exchange rates prevailing at the balance sheet dates. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the related income and expense accounts, as appropriate.

Cash Flow Hedge

Changes in the fair value of a hedging instrument that qualifies as an highly effective cash-flow hedge are recognized directly in in shareholders' equity.

The ineffective portion is immediately recognized in net profit or loss. If the hedge cash flow results in the recognition of an asset or a liability, all gains and losses previously recognized directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognized in equity are transferred from hedging reserve to net profit or loss in the same period or periods during which the hedged firm commitment or forecasted transaction affects the income statement.

When the hedge ceases to be highly effective, hedge accounting is discontinued prospectively. In this case, the cumulative gain or loss on the hedging instrument that has been reported directly in equity is retained in equity until the committed of forecasted transaction occurs.When the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the income statement.

(Currency – Billions of Turkish lira in equivalent purchasing power at June 30, 2003 unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Originated Loans (Consumer Financing Loans) and Provision for Loan Impairment

Consumer financing loans originated by the Subsidiary are carried at amortized cost. A specific credit risk provision for loan impairment is established to provide for management's estimate of credit losses as soon as the recovery of an exposure is identified as doubtful. The level of provision is based on the internal policies of the Subsidiary, which requires a classification to loan under follow-up and a provision for the total amount of principal and interest of such loan less the pledge rights related to these loans, if any.

The movement in provision is charged against the income for the period. When a loan is deemed uncollectible, it is written off against the related provision for impairment. The loan is written off after all necessary legal proceedings have been completed and the amount of the loan loss is finally determined. Subsequent recoveries are credited to the income statement if previously written off.

Interest Income and Expense

Interest income and expense are recognized in the income statement on an accrual basis using the effective yield method based on the actual purchase price. Interest income is suspended when loans become doubtful collection or when the borrower defaults.

Earnings / Loss per Share

Earnings / loss per share disclosed in the income statement are determined by dividing net income / loss by the weighted average number of shares that have been outstanding during the related period concerned.

Contingencies

Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events

Post-period-end events that provide additional information about the Group's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-period-end events that are not adjusting events are disclosed in the notes when material.

3. CASH AND CASH EQUIVALENTS

	June 30, 2003	December 31, 2002
Cash on hand	**57**	72
Cash at banks		
- Time deposits	**101,799**	134,516
- Demand deposits	**21,097**	24,010
Cheques given for collection	**-**	1
Other cash equivalents	**3**	2
Total cash and cash equivalents	**122,956**	158,601

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2003 unless otherwise indicated)

4. INVESTMENT SECURITIES

As of June 30, 2003, investment securities amounting to TL 25,905 billion (December 31, 2002 TL 18,460), comprised Turkish Government Bonds with maturities between July 2, 2003 and December 3, 2003. The interest rates of such securites are between 40.0% and 50.5 % per annum (As of December 31, 2002, the interest rates are between 47.9% and 66.8% and the maturities are between January 8, 2003 and July 2, 2003).

5. TRADE RECEIVABLES, net

As of June 30, 2003 and December 31, 2002, trade receivables related to sales to third parties are as follows:

	June 30, 2003	December 31, 2002
Receivables related to sales to third parties	**89,688**	66,910
Less: Unearned interest	**(41)**	(190)
Total trade receivables	**89,647**	66,720

6. CONSUMER FINANCING LOANS

	June 30, 2003	December 31, 2002
Short-term consumer financing loans		
Turkish Lira loans	**7,961**	24,650
Foreign currency indexed loans	**38**	56
Non-performing loans	**3,875**	5,236
Total	**11,874**	29,942
Provision for loan impairment	**(2,867)**	(3,692)
Total short-term consumer financing loans	**9,007**	26,250

	June 30, 2003	December 31, 2002
Long-term consumer financing loans		
Turkish Lira loans	**136**	2,072
Foreign currency indexed loans	**5**	61
Total long-term consumer financing loans	**141**	2,133

The average interest rates of loans varied between 0% and 6.75% per month for TL loans and the interest rates for foreign currency indexed TL loans were 1.3%-2% in 2003. (December 31, 2002- 0%-6.75% and 1.3%-2%)

As of June 30, 2003 the fair value of the loan portfolio amounts to TL 7,608 billion (December 31, 2002- TL 22,685 billion) , and the total amount of rights pledged for the consumer financing loans provided by the Group is TL 12,943 billion (December 31, 2002- TL 12,944 billion).

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2003 unless otherwise indicated)

7. INVENTORIES, net

	June 30, 2003	December 31, 2002
Raw materials, net of reserve for obsolescense of TL 775 (December 31, 2002 – TL 687)	**36,998**	26,637
Work-in-process	**17,725**	21,247
Finished goods, net of reserve for obsolescense of TL 1,095 (December 31, 2002 – TL 367)	**27,313**	5,416
Spares and supplies	**17,525**	18,376
Merchandises	**14,909**	3,548
Goods-in-transit	**1,635**	827
Advances given	**25,862**	16,782
Total inventories	**141,967**	92,833

8. OTHER CURRENT ASSETS

	June 30, 2003	December 31, 2002
Value added tax receivable	**16,262**	20,759
Accrued income	**726**	117
Prepaid expenses	**1,532**	312
Others	**2,219**	1,299
Total other current assets	**20,739**	22,487

9. EQUITY INVESTMENT

	June 30, 2003		December 31, 2002	
	Share %	TL	Share %	TL
Entek Elektrik Üretim Prodüktör A.Ş.	**14.00**	**10,090**	14.00	10,090
Total		**10,090**		10,090

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2003 unless otherwise indicated)

10. PROPERTY, PLANT AND EQUIPMENT (PP&E), net

	December 31, 2002	Additions/ Charge for the year	Transfers	Disposals	June 30, 2003
Cost					
Land	9,394	-	-	-	**9,394**
Buildings and land improvements	196,162	-	-	-	**196,162**
Leasehold improvements	2,577	-	-	-	**2,577**
Machinery and equipment	655,156	-	-	(1,735)	**653,421**
Moulds and models	753,603	-	-	-	**753,603**
Furniture and fixture	154,434	144	-	(70)	**154,508**
Motor vehicles	22,571	888	-	(1,227)	**22,232**
Total	1,793,897	1,032	-	(3,032)	**1,791,897**
Accumulated depreciation					
Buildings and land improvements	117,921	2,575	-	-	**120,496**
Leasehold improvements	86	43	-	-	**129**
Machinery and equipment	413,386	22,973	-	(1,735)	**434,624**
Moulds and models	433,072	45,147	-	-	**478,219**
Furniture and fixture	116,859	4,655	-	(53)	**121,461**
Motor vehicles	16,936	1,526	-	(911)	**17,551**
Total	1,098,260	76,919	-	(2,699)	**1,172,480**
Advances and construction-in-progress	4,359	9,628	-	-	**13,987**
Net book value	699,996				**633,404**

The cost of fully depreciated property and equipment still in use amounts to TL 686,167 (December 31, 2002-TL 449,989).

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2003 unless otherwise indicated)

11. INTANGIBLES, net

	December 31, 2002	Additions / Charge for the year	**June 30, 2003**
Cost			
License fee	121,075	-	**121,075**
Goodwill on acqusition	11,250	-	**11,250**
Other	8,935	68	**9,003**
Total	141,260	68	**141,328**
Accumulated amortization			
License fee	66,307	5,895	**72,202**
Other	7,313	370	**7,683**
Total	73,620	6,265	**79,885**
Net book value	67,640		**61,443**
Impairment for goodwill on acqusition	(11,250)		**(11,250)**
Net book value after impairment	56,390		**50,193**

12. INVESTMENT ENCOURAGEMENT CERTIFICATES

The Group has obtained investment encouragement certificates from the Turkish State Planning Organization in connection with certain major capital expenditures, which entitle the Group to:

i) 100% exemption from customs duty on machinery and equipment to be imported;

ii) Investment allowances of 200% and 100% on the approved capital expenditures and construction incurred for the expansion of the facilities in Bursa;

iii) Incentive premiums of VAT+10% on the cost of eligible local capital expenditures; and

iv) Resource Utilization Support Premium ("RUSP"), an investment grant between 40% and 25% on a portion of the total approved capital expenditures.

The investment allowance indicated in (ii) above, is deductible from current or future taxable profit for the purposes of corporation tax and exempt from both corporation and minimum tax, but subject to income tax, at a rate of 19.8 %.

(Currency – Billions of Turkish lira in equivalent purchasing power at June 30, 2003 unless otherwise indicated)

13. BANK BORROWINGS

	June 30, 2003		December 31, 2002	
	Amount (TL Equivalent)	Effective interest rate per annum	Amount (TL Equivalent)	Effective interest rate per annum
Short-term bank borrowings				
Short-term bank borrowings - TL	**28,243**	**30%-39%**	17,886	39%-44%
Short-term bank borrowings - USD	**2,133**	**3.6%**	45,472	2.4%-3.5%
Short-term bank borrowings - EUR	-	-	12,802	4.9%-6.4%
Accrued interest	**1,839**		5,950	
Total	**32,215**		82,110	
Current portion of long term bank borrowings				
Current portion of long term bank borrowings - EUR	**47,351**	**3.6%**	61,597	4.2%
Current portion of long term bank borrowings - TL	-	-	36	15%
Accrued interest	**4,148**		2,571	
Total	**51,499**		64,204	
Total short-term bank borrowings including current-portion of long-term bank borrowings	**83,714**		146,314	

	June 30, 2003		December 31, 2002	
	Amount (TL Equivalent)	Effective interest rate per annum	Amount (TL Equivalent)	Effective interest rate per annum
Long-term bank borrowings				
Long-term bank borrowings - EUR	**236,752**	**3.6%**	270,756	4.2%
Long-term bank borrowings – TL	**98**	-	158	-
Total	**236,850**		270,914	

The repayment schedule, of the long-term bank borrowings as of June 30, 2003 is as follows :

Years	
2004	23,773
2005	47,350
2006	47,350
2007	47,350
2008	47,350
2009	23,677
Total	**236,850**

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2003 unless otherwise indicated)

13. BANK BORROWINGS (continued)

The long-term loans includes a loan obtained from ABN Ambro Bank B.V. amounting to Euro 174,983 thousand (December 31, 2002- Euro 174,978 thousand) to finance the investment to manufacture Doblo light commercial vehicles. According to the manufacturing agreement signed between Fiat (the customer of the majority of Doblo production) and the Group, the repayment obligations related to such loan is guaranteed by Fiat through future purchases of Doblo until the end of 2008. Accordingly, the Group's exposure to foreign exchange rate and interest rate fluctuations is undertaken by Fiat.

14. TRADE PAYABLES, net

	June 30, 2003	December 31, 2002
Accounts payable	**104,020**	114,745
Notes payable	**31**	28
	104,051	114,773
Less : Unearned interest	**(289)**	(488)
Total trade and other payables	**103,762**	114,285

15. WARRANTY PROVISIONS

Balances at December 31, 2002	Monetary Gain	Utilized in 2003	Amount Reversed as income in 2003	Net provision for 2003	**Balances at June 30, 2003**
10,178	1,274	(4,987)	-	5,509	**11,974**

16. ACCRUALS AND OTHER CURRENT LIABILITIES

	June 30, 2003	December 31, 2002
Advances taken	**6,987**	7,896
Accrual for royalty	**3,358**	6,780
Accrued expenses	**12,801**	4,117
VAT payable	**-**	2,076
Personnel expense provision	**2,343**	-
Others	**12,944**	7,921
Total accruals and other current liabilities	**38,433**	28,790

(Currency – Billions of Turkish lira in equivalent purchasing power at June 30, 2003 unless otherwise indicated)

17. RESERVE FOR EMPLOYMENT TERMINATION BENEFITS

In accordance with existing social legislation, the Group is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. In Turkey, such payments are calculated on the basis of 30 days' pay (limited to a maximum of historical TL 1,323 million and TL 1,260 million at June 30, 2003 and December 31, 2002, respectively) per year of employment at the rate of pay applicable at the date of retirement or termination. The ceiling for retirement pay liability has been raised to 1,390 million TL/year as of July 1, 2003.

In the consolidated financial statements, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

The principal actuarial assumptions used at the balance sheet dates are as follows :

	June 30, 2003	December 31, 2002
Discount rate (per annum)	**6%**	6%
Turnover rate to estimate the probability of retirement	**99%**	99%

18. TAXATION

Current Taxes

Corporation tax is computed on the statutory income tax base determined in accordance with the Procedural Tax Code without any adjustment for inflation accounting.

The corporation tax rate for the fiscal year ended December 31, 2002 was 30% plus an additional 10% fund levy, giving an effective tax rate of 33%. A 19.8% withholding tax was applied to investment deductions which were exempt from corporation tax. Where distributions had been made in respect of 2002 and prior years, withholding taxes of 5.5% and 16.5% (both including the additional 10% fund levy) applied to distributions made by either public or private corporations, respectively. This withholding tax only applied to amounts distributed that had been subject to corporation tax.

Law No. 4842, effective from April 24, 2003, abolished the 10% fund levy. Beginning with the current year, the effective corporation tax rate will revert to 30%.

Effective from April 24, 2003, income from 2002 and prior years will not be subject to withholding taxes if it is undistributed, is transferred to share capital or is distributed to resident tax-paying corporations. Where profits are distributed to resident taxpaying real persons, to those who are exempt from income and corporate tax, to those who are not income or corporation tax payers, to non-resident corporations, to non-resident real persons and to those who are exempt from income tax, a 10% withholding tax is applied. However profit distributions up to December 31, 2003 shall be subject to an effective tax rate of 11% due the continuation of the fund levy until that date.

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2003 unless otherwise indicated)

18. TAXATION (continued)

The tax legislation provides for a temporary tax of 30% (25% before April 24, 2003) to be calculated and paid based on earnings generated for each of the first three quarters. The amounts thus calculated and paid are offset against the final tax liability for the year. The final corporation tax due, after deducting the quarterly payments, will be due in one instalment (2002 – three instalments) within the tax-filing period. Tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. Tax returns are required to be filed within the fourth month of the balance date. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

Deferred Taxes

The breakdown of temporary differences and the resulting deferred tax assets of the Company as of December 31, 2002 and 2001, using the expected future tax rates (effective rates), were as follows :

	Cumulative temporary differences (historical)		Deferred tax assets/ (liabilities) (historical)	
	June 30, 2003	December 31, 2002	**June 30, 2003**	December 31, 2002
Warranty provision	**(11,974)**	(9,128)	**3,592**	3,012
Employment termination benefits reserve	**(28,604)**	(24,560)	**8,581**	8,105
Restatement of inventories in accordance with IAS 29	**6,123**	9,173	**(1,836)**	(3,027)
Restatement of depreciable property, plant and equipment and intangibles in accordance with IAS 29	**(1,469)**	20,207	**440**	(6,668)
Capitalization of license fees	**11,341**	11,780	**(3,402)**	(3,887)
Cumulative (gain)/loss on the hedging	**(26,539)**	18,472	**7,962**	(6,096)
Others	**(1,380)**	(1,723)	**414**	569
Unused investment allowances	**(1,093,023)**	(930,243)	**111,488**	122,792
Total	**(1,145,525)**	(906,022)	**127,239**	114,800
Restated in equivalent purchasing power at December 31, 2002			**127,239**	128,002

The deferred tax charge related to cumulative gain on the hedging amounting to TL 7,962 billion was accounted under equity.

The breakdown of temporary differences and the resulting deferred tax assets of the Subsidiary as of June 30, 2003 and December 31, 2002 using the expected future tax rates (effective rates), were as follows :

Temporary differences	Cumulative temporary differences (historical)		Deferred tax assets/ (liabilities) (historical)	
	June 30, 2003	December 31, 2002	**June 30, 2003**	December 31, 2002
Restatement of depreciable property, plant and equipment and intangibles in accordance to IAS 29	**515**	606	**(154)**	(200)
Other	**-**	1	**-**	-
Deferred tax liability	**515**	607	**(154)**	(200)

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2003 unless otherwise indicated)

18. TAXATION (continued)

As of June 30, 2003 and December 31, 2002 the Subsidiary did not recognize the deferred tax assets as there is an uncertainty about the future taxable profit that will be available against which these deferred tax assets can be utilised. The temporary differences for which the Subsidiary did not recognize the deferred tax assets are as follows:

	June 30, 2003	December 31, 2002
Carry forward losses	**29,293**	35,270
Subvention income	**-**	588
Provision for employement termination benefits	**12**	8
Total	**29,305**	35,866

19. PAID - IN SHARE CAPITAL

At June 30, 2003 and December 31, 2002 the Company's historical authorized and paid-in share capital is TL 450,000 billion and TL 170,413 billion, respectively. The composition and the respective shareholding percentages of the shareholders are as follows :

		June 30, 2003		December 31, 2002	
	Share Group	Amount (Historical TL)	(%)	Amount (Historical TL)	(%)
Fiat Auto S.p.A.	D	**170,352**	**37.86**	64,511	37.86
Koç Holding A.Ş.	A	**169,144**	**37.59**	64,054	37.59
Koç Holding Companies and family	A	**1,208**	**0.27**	457	0.27
Others, including the Public Participation Administration and publicly issued shares	E	**109,296**	**24.28**	41,391	24.28
Total paid-in share capital		**450,000**	**100**	170,413	100

The shareholders holding A and D group shares have the priviledge to choose the members for Board of Directors and Board of Auditors and also have the priviledge of using preemption rights in buying each other's shares. The Company's Articles of Association requires a 75% majority vote of outstanding share for the passing of General Assembly resolutions.

As of June 30, 2003, the total effect of restatement of cash contributions in the paid in share capital amounted to TL 236,783 billion.

20. LEGAL RESERVES

As of June 30, 2003 and December 31, 2002, the statutory retained earnings per historical financial statements of the Company comprise legal reserves and a general reserve amounting to TL 2,879 billion and TL 22,762 billion, respectively.

The legal reserves consist of first and second legal reserves, appropriated in accordance with the Turkish Commercial Code (TCC). The TCC stipulates that the first legal reserve is appropriated out of historical statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Company's historical paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the historical paid-in share capital.

(Currency – Billions of Turkish lira in equivalent purchasing power at June 30, 2003 unless otherwise indicated)

20. LEGAL RESERVES (continued)

According to CMB regulations, the Company has the following two options; either distribute dividends in cash and/or in the form of share certificates, or may elect not to distribute any dividends at all. However, CMB may require the Company to distribute dividends in cash. If the Company makes a decision to distribute any dividends, distribution should be made in the five months following year-end.

Under TCC, the legal reserves are not available for distribution unless they exceed 50% of the historical paid-in share capital but may be used to offset losses in the event that historical general reserve is exhausted.

21. RELATED PARTY BALANCES AND TRANSACTIONS

For the purpose of the consolidated financial statements, Fiat Group, Koç Holding and the companies identified by the Group and/or Fiat Group or Koç Holding as being controlled by/affiliated with them are considered and referred to as related parties. Related parties also include individuals that are principal owners, management and members of the Group's Board of Directors and members of their families.The Group enters into transactions with related parties in the normal course of business on an arm's-length basis.

The major balances with related companies at June 30, 2003 and December 31, 2002 and a summary of the major transactions with related companies for the period ended as of June 30, 2003 and 2002 are shown below :

Included in trade receivables from related parties	**June 30, 2003**	December 31, 2002
Fiat	**201,827**	273,101
Koç Group dealers	**52,386**	38,260
Others	**5,959**	9,147
	260,172	320,508
Less: Unearned interest	**(119)**	(1,066)
Total trade receivables from related parties, net	**260,053**	319,442

Included in trade payables to related parties	**June 30, 2003**	December 31, 2002
Fiat	**272,428**	292,500
Other	**18,058**	31,247
	290,486	323,747
Less: Unearned interest	**(807)**	(1,387)
Total trade payables to related parties, net	**289,679**	322,360

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2003 unless otherwise indicated)

21. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Included in accruals and other current liabilities	June 30, 2003	December 31, 2002
Fiat	**6,875**	12,268
Comau	**5,173**	4,866
Others	**993**	639
Total	**13,041**	17,773

Sales

Major net sales to related parties, during the period ended with June 30, 2003 and 2002, are as follows :

	June 30, 2003	June 30, 2002
Fiat	**610,942**	641,980
Koç Group dealers	**119,988**	101,136
Others	**3,776**	3,805
Total	**734,706**	746,921

Purchases

Major material, fixed assets and service purchases from related parties, during the period ended with June 30, 2003 and 2002, are as follows :

	June 30, 2003			June 30, 2002		
	Materials	Fixed Assets	Services	Materials	Fixed Assets	Services
Foreign Purchases	**377,574**	**116**	**225**	374,652	219	17,642
Domestic Purchases	**70,084**	**-**	**8,526**	52,940	-	11,967

Interest and other income from related parties, during the period ended with June 30, 2003 amounts to TL 7,834 (June 30, 2002-TL 6,911).

Interest and other charges from related parties, during the period ended with June 30, 2003 amounts to TL 1,165 (June 30, 2002-TL 219).

As of June 30, 2003, the total research and development expense and technical assistance fee charges by the Group to Fiat amounted to TL 2,989 billion.

Salaries and similar benefits paid to the top management (21 people-including the members of the Board of Directors (June 30, 2002 – 17 people)), amounted to TL1,575 billion (June 30, 2002 – TL 1,210 billion).

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2003 unless otherwise indicated)

22. FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Polices

The Group's principal financial instruments, comprise cash and short-term deposits, consumer financing loans, investment securities, investments and bank borrowings. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are foreign currency risk, credit risk and liquidity risk. The management reviews and agrees policies for managing each of these risks. The Group monitors the market price risk arising from all financial instruments.

Net foreign currency exposure for the Group *(TL versus hard currencies)* as of June 30, 2003 and December 31, 2002 are approximately TL 242,149 and TL 307,745, respectively.

Fair Value of Financial Assets and Liabilities

Fair value is the amount for which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

The estimated fair values of financial instruments have been determined by the Group using available market information and appropriate valuation methodologies. However, judgement is necessarily required to interpret market data to estimate the fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize in a current market exchange.

23. SELLING AND MARKETING EXPENSES

	June 30, 2003	June 30, 2002
Advertisement expenses	**7,314**	9,286
Payroll expenses	**8,006**	8,018
Warranty expenses	**7,984**	7,412
Packaging expenses	**4,931**	6,525
Transportation insurance expense	**1,950**	2,793
Others	**10,331**	12,958
Total selling and marketing expenses	**40,516**	46,992

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2003 unless otherwise indicated)

24. GENERAL AND ADMINISTRATIVE EXPENSES

	June 30, 2003	June 30, 2002
Depreciation expense	**8,746**	13,569
Payroll expenses	**8,204**	13,678
Royalty expense	**3,345**	3,056
Cost of maintenance, repair and energy expenses	**1,274**	1,761
Other administrative expenses	**18,616**	22,853
Total general and administrative expenses	**40,185**	54,917

25. RESEARCH AND DEVELOPMENT EXPENSES

	June 30, 2003	June 30, 2002
Personnel expenses	**2,768**	3,067
Depreciation expenses	**878**	840
Material expenses	**575**	697
Other	**1,605**	3,294
Total research and development expenses	**5,826**	7,898

26. OTHER OPERATING INCOME, net

	June 30, 2003	June 30, 2002
Other operating income		
Income from technical assistance and service charges to Fiat Auto S.p.A.	**2,989**	10,075
Research and development incentive premiums	**1,859**	4,088
Rent income	**860**	1,015
Tax return	**1,913**	-
Other	**5,102**	4,488
Total other operating income	**12,723**	19,666
Other operating expenses		
Other expenses	**(1,540)**	(2,171)
Total other operating expenses	**(1,540)**	(2,171)
Other operating income, net	**11,183**	17,495

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2003 unless otherwise indicated)

27. AVERAGE NUMBER OF PERSONNEL AND PAYROLL EXPENSES

	June 30, 2003	June 30, 2002
Wages	**33,592**	34,535
Labor expenses charged by subcontractors	**15,686**	18,644
Salaries	**22,738**	25,431
Other social expenses	**4,618**	5,469
Total personnel expenses	**76,634**	84,079
Average number of employees		
Blue Collar	**3,320**	3,605
White Collar	**853**	885
Total number of employees	**4,173**	4,490

28. DEPRECIATION AND AMORTIZATION EXPENSES

	June 30, 2003	June 30, 2002
Cost of production	**73,560**	67,813
General and administrative expenses	**8,746**	13,569
Research and development expenses	**878**	840
Total depreciation and amortization expenses	**83,184**	82,222

29. FINANCIAL EXPENSES, net

	June 30, 2003	June 30, 2002
Financial income		
Foreign exchange gain	**40,062**	41,834
Interest income	**13,469**	14,745
Commission income	**588**	-
	54,119	56,579
Financial expenses		
Foreign exchange loss	**(50,784)**	(52,207)
Interest and related charges	**(24,691)**	(18,512)
	(75,475)	(70,719)
Financial expenses, net	**(21,356)**	(14,140)

(Currency -- Billions of Turkish lira in equivalent purchasing power at June 30, 2003 unless otherwise indicated)

30. COMMITMENTS AND CONTINGENCIES

Bank letters of guarantee

As of June 30, 2003, the Group had TL 43,075 billion (December 31, 2002 – TL 31,392 billion) in outstanding bank letters of guarantee provided by its banks for the customs authorities and governmental institutions. Moreover, the total amount of guarantee notes given to creditor banks is TL 8,000 billion.

Litigations

As of June 30, 2003, the total amount of outstanding legal claims brought against the Group is TL 1,503 billion (December 31, 2002 – TL 352 billion). Furthermore, there are 19 (December 31, 2002-23) legal suits being held against the Group for car changes. The Group has reflected a reserve amounting TL 216 billion December 31, 2002 – TL 115 billion) in the consolidated financial statements for such legal suits against the Group.

31. SUBSEQUENT EVENTS

On August 1, 2003, the Board of Directors of the Company has decided to acquire 49% of total shares of KFK, in which the Company has 51% share already. Such additional 49% stake with nominal value of TL 14,699,996 million will be acquired from Koç Holding A.Ş. and Koç Tüketici Finansmanı ve Kart Hizmetleri A.Ş. at a price of USD 49 and the stake of Company will be 99.99%.

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

Financial Statements
Together With Report of Independent Auditors
June 30, 2003

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish -- See Note 34 to the Balance Sheets)

ERNST & YOUNG

Güney S.M.M.M. A.Ş.
Büyükdere Cad. Beytem Plaza
No: 26 K: 9-10, 34381 - Şişli
İstanbul - Turkey

Phone : (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish – See Note 34 to the Balance Sheets)

TOFAŞ TÜRK OTOMOBİL FABRİKASI ANONİM ŞİRKETİ FINANCIAL STATEMENTS AS OF JUNE 30, 2003 TOGETHER WITH REPORT OF INDEPENDENT AUDITORS

We have reviewed the balance sheet of Tofaş Türk Otomobil Fabrikası Anonim Şirketi ("the Company") as of June 30, 2003 and the related statement of income for the sixth month period then ended in accordance with the generally accepted principles and rules for limited reviews in Turkey, issued by the Capital Market Board (CMB).

The scope of our review on interim financial statements is limited as compared to the examination of annual financial statements that are performed in accordance with the generally accepted auditing principles, bases and standards. Our reviews are based on applying analytical procedures, data gathering and various auditing techniques required by the principles and rules for limited review, which aim to provide an understanding of the system of preparation of interim financial statements. Therefore, our limited review report should be considered on different grounds than the annual independent auditors' report.

The financial statements as of June 30, 2002 which are presented for the purpose of comparison were reviewed by other auditors, whose report dated July 31, 2002 indicated that, no matter has came to their attention that causes them to believe that the interim financial statements of the Company were not presented fairly in accordance with the generally accepted accounting principles in Turkey issued by the Capital Market Board.

Based on our review, no matter has come to our attention that causes us to believe that the interim financial statements for the interim period referred to in the first paragraph are not presented fairly in accordance with the generally accepted accounting principles in Turkey issued by the Capital Market Board, applied on a consistent basis with the preceding period.

As disclosed in the Note 5 to the statements of income, a significant portion of the Company's sales is conducted through its related parties.

Additional paragraph for convenience translation to English:

As discussed further in detail in Note 34 to the balance sheet, the effects of the differences between CMB accounting and reporting principles and the accounting and reporting principles generally accepted in the countries in which the accompanying financial statements are to be used and International Financial Reporting Standards (IFRS) have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and result of operations in accordance with the accounting principles generally accepted in the countries of users of the financial statements and IFRS. If IFRS had been applied, components of net income and financial position could be materially different than those reflected in the accompanying financial statements. Furthermore, especially due to the effect of hyperinflation, the accompanying financial statements may not provide a suitable basis on which to make comparisons between years.

Güney Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
An Affiliated Firm of Ernst & Young International

Ethem Kutucular
Engagement Partner

August 8, 2003
İstanbul, Turkey

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH

SEE BALANCE SHEET NOTE 34

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

BALANCE SHEETS AT JUNE 30, 2003 AND 2002

(Currency-Millions of Turkish lira)

ASSETS

	CURRENT PERIOD (30.06.2003)			PRIOR PERIOD (30.06.2002)		
I- CURRENT ASSETS			648,414,877			496,411,833
A- LIQUID ASSETS		116,540,627			92,835,166	
1- Cash	56,757			95,734		
2- Banks	116,481,145			92,727,312		
3- Other Liquid Assets	2,725			12,120		
B- MARKETABLE SECURITIES		25,904,981			6,372,866	
1- Government Bonds and Treasury Bills	25,904,981			6,372,866		
C- SHORT-TERM TRADE RECEIVABLES		347,243,860			295,590,738	
1- Accounts Receivable	347,270,766			295,504,122		
2- Notes Receivable	6,203			29,757		
3- Deposits and Guarantees Given	4,915			160,413		
4- Discount of Receivables (-)	(518)			(11,249)		
5- Discount of Due Dated Cheks	(37,506)			(92,305)		
D- OTHER SHORT-TERM RECEIVABLES		2,183,335			2,162,662	
1- Receivables from Shareholders	0			0		
2- Other Short-Term Receivables	2,634,985			2,296,945		
3- Provision for Doubtful Receivables	(451,650)			(134,283)		
E- INVENTORIES		135,843,647			88,805,727	
1- Raw Materials and Supplies	35,239,300			27,857,380		
2- Work in Process	17,944,615			13,309,111		
3- Finished Goods	27,665,263			15,155,582		
4- Merchandises	29,064,742			14,763,641		
5- Advances Given to Suppliers	25,929,727			17,720,013		
F- OTHER CURRENT ASSETS		20,698,427			10,644,674	
II- NON-CURRENT ASSETS			684,801,958			496,165,731
A- LONG-TERM TRADE RECEIVABLES		70,106			19,388	
1- Deposits and Guarantees Given	70,106			19,388		
B- OTHER LONG-TERM RECEIVABLES		61			15,193	
1- Other Long-Term Receivables	61			15,193		
C- LONG-TERM FINANCIAL ASSETS		21,220,427			3,037,098	
1- Investments	15,126,098			3,037,098		
2- Subsidiaries	6,094,329			0		
D- PROPERTY, PLANT AND EQUIPMENT		625,716,951			491,114,122	
1- Land	28,663			34,203		
2- Land Improvements	13,253,833			10,227,464		
3- Buildings	112,283,869			75,142,716		
4- Machinery, Installations and Equipment	982,069,806			667,342,442		
5- Motor Vehicles	14,278,452			11,885,546		
6- Furniture and Fixtures	75,694,042			55,386,019		
7- Other Fixed Assets	2,445,921			37,435		
8- Accumulated Depreciation (-)	(587,875,881)			(392,999,899)		
9- Construction-in-Progress	6,574,071			56,603,467		
10- Advances Given	6,964,175			7,454,729		
E- INTANGIBLE ASSETS		37,794,413			1,979,930	
1- Research & Development Expenses	28,699,745			0		
2- Other Intangible Assets	9,094,668			1,979,930		
TOTAL ASSETS			1,333,216,835			992,577,564

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH
SEE BALANCE SHEET NOTE 34

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

BALANCE SHEETS AT JUNE 30, 2003 AND 2002
(Currency-Millions of Turkish lira)

LIABILITIES AND SHAREHOLDERS' EQUITY

	CURRENT PERIOD (30.06.2003)			PRIOR PERIOD (30.06.2002)		
I- CURRENT LIABILITIES			532,500,926			421,435,015
A- SHORT-TERM BORROWINGS		83,972,850			85,267,440	
1- Bank Borrowings	32,176,659			49,562,247		
2- Current Portion and Interest of Long-Term Debt	51,746,688			35,487,694		
3- Other Financial Borrowings	49,503			217,499		
B- TRADE PAYABLES		394,798,173			288,996,937	
1- Suppliers	362,477,355			270,004,793		
2- Notes Payable	30,600			22,200		
3- Deposits and Guarantees Received	2,248			2,249		
4- Other Trade Payables	32,882,575			19,812,939		
5- Discount of Payables (-)	(594,605)			(845,244)		
C- OTHER CURRENT LIABILITIES		8,203,138			7,517,760	
1- Due to Shareholders	274,613			31,942		
2- Accrued Expenses	1,574,045			246,810		
3- Taxes, Stamps and Duties Payable	5,822,028			5,801,274		
4- Other Short-Term Liabilities	532,452			1,437,734		
D- ADVANCES TAKEN		0			0	
E- ACCRUED LIABILITIES AND EXPENSES		45,526,765			39,652,878	
1- Taxation on Income	3,102,285			2,559,532		
2- Other Accrued Liabilities and Expenses	42,424,480			37,093,346		
II- NON-CURRENT LIABILITIES			298,407,811			282,491,723
A- LONG-TERM BORROWINGS		237,992,027			234,870,326	
1- Bank Borrowings	237,893,021			234,870,326		
2- Other Financial Barrowings	99,006			0		
B- OTHER LONG-TERM LIABILITIES		116,663			138,402	
1- Other Long-Term Liabilities	116,663			138,402		
C- ACCRUED LIABILITIES AND EXPENSES		60,299,121			47,482,995	
1- Employee Termination Benefits	60,299,121			47,482,995		
III- SHAREHOLDERS' EQUITY			502,308,098			288,650,826
A- SHARE CAPITAL		450,000,000			170,412,875	
B- SHARE CAPITAL PREMIUM		30,903			30,903	
C- REVALUATION SURPLUS		101,929,527			180,151,484	
1- Revaluation Surplus - Property, Plant and Equipment	89,840,527			180,151,484		
2. Revaluation Surplus - Investments and Subsidiaries	12,089,000					
D- RESERVES		34,948,015			34,161,847	
1- Legal Reserves	2,878,985			2,878,985		
2- Special Reserves	293			293		
3- Extraordinary Reserves	22,762,267			22,762,267		
4- Cost Increase Fund	9,306,470			8,520,302		
E- NET INCOME/(LOSS) FOR THE YEAR		3,279,983			(27,609,493)	
F- ACCUMULATED DEFICIT		(87,880,330)			(68,496,790)	
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			1,333,216,835			992,577,564

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CONVENIENCE TRANSLATION OF FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH
SEE BALANCE SHEET NOTE 34

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

STATEMENTS OF INCOME FOR THE INTERIM PERIODS ENDED JUNE 30, 2003 AND 2002

(Currency - Millions of Turkish lira)

	CURRENT PERIOD JUNE 30, 2003		PRIOR PERIOD JUNE 30, 2002	
A- GROSS SALES		968,728,767		689,976,497
1- DOMESTIC SALES	325,639,629		179,606,993	
2- EXPORT SALES	611,669,128		495,482,238	
3- OTHER SALES	31,420,010		14,887,266	
B- SALES DISCOUNTS (-)		(56,712,770)		(25,249,212)
1- SALES RETURNS	(14,915,195)		(6,979,663)	
2- SALES DISCOUNTS	(35,855,642)		(15,548,346)	
3- OTHER DISCOUNTS	(5,941,933)		(2,721,203)	
C- NET SALES		912,015,997		664,727,285
D- COST OF SALES (-)		(851,006,326)		(572,131,854)
GROSS PROFIT		61,009,671		92,595,431
E- OPERATING EXPENSES (-)		(78,130,074)		(74,788,614)
1- RESEARCH AND DEVELOPMENT EXPENSES	(5,634,700)		(4,939,406)	
2- MARKETING AND SELLING EXPENSES	(40,165,573)		(34,063,406)	
3- GENERAL AND ADMINISTRATIVE EXPENSES	(32,329,801)		(35,785,802)	
PROFIT FROM MAIN OPERATING ACTIVITIES		(17,120,403)		17,806,817
F- OTHER INCOME FROM OPERATIONS		38,526,010		32,065,605
1- INTEREST AND DIVIDEND INCOME	8,054,170		10,477,816	
2- OTHER INCOME AND GAINS FROM OPERATING ACTIVITIES	30,471,840		21,587,789	
G- OTHER EXPENSE FROM OPERATIONS		(9,302,267)		(45,555,415)
H- FINANCIAL EXPENSES (-)		(8,296,714)		(32,294,702)
1- SHORT-TERM FINANCIAL EXPENSES	(3,317,558)		(7,589,035)	
2- LONG-TERM FINANCIAL EXPENSES	(4,979,156)		(24,705,667)	
OPERATING PROFIT / (LOSS)		3,806,626		(27,977,695)
I- INCOME AND GAINS FROM OTHER OPERATING ACTIVITIES		2,629,922		442,496
1- PRIOR PERIOD INCOME AND GAINS	12,242		3,532	
2- OTHER EXTRAORDINARY INCOME AND GAINS	2,617,680		438,964	
J- EXPENSES AND LOSSES FROM OTHER OPERATING ACTIVITIES (-)		(54,280)		(74,294)
1- IDLE TIME EXPENSES	0			
2- PRIOR PERIOD EXPENSES AND LOSSES	(35,586)		(72,950)	
3- OTHER EXTRAORDINARY EXPENSES AND LOSSES	(18,694)		(1,344)	
INCOME / (LOSS) FOR THE YEAR		6,382,268		(27,609,493)
K- TAXATION ON INCOME		(3,102,285)		0
NET INCOME / (LOSS) FOR THE YEAR		3,279,983		(27,609,493)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

1. Organization and Nature of Operations :-

Tofaş Türk Otomobil Fabrikası A.Ş. (the Company) is engaged in the manufacturing and assembly of motor vehicles, assembled and semi-assembled products, product groups and engines, parts, spare parts and accessories of these vehicles under the license of Fiat Auto S.p.A. The Company is also engaged in the distribution, trading, selling and providing service for imported motor vehicles, spare parts and accessories of these vehicles which are produced under the license of Fiat Auto S.p.A.

A new branch opened in Tübitak-MAM Teknoloji Serbest Bölgesi with the title of Tofaş Türk Otomobil Fabrikası A.Ş. Tübitak-MAM Teknoloji Serbest Bölgesi (MAM) and with USD 50,000 share capital.

The branch of the Company which the title of "Tofaş Türk Otomobil Fabrikası A.Ş. İstanbul Deri ve Endüstri Serbest Bölge" has ceased it's operations as of February 28, 2003. Results of the operations of İstanbul Deri ve Endüstri Serbest Bölge branch has been transferred to the financial statements of the Company, as of the closing date of the related branch.

The financial statements of the related branches are consolidated in the respective financial statements.

2. Shareholders with a Nominal Share of 10% or More of Capital :-

Name of Shareholders	Shareholding percentage (Over issued share capital %)		Shareholding amount Million TL	
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
Fiat Auto S.p.A.	**37.86**	37.86	**170,351,871**	64,511,449
Koç Holding A.Ş.	**37.59**	37.59	**169,144,309**	64,054,151
Koç Group companies and Koç family	**0.27**	0.27	**1,207,562**	457,298
Other shareholders and publicly issued capital	**24.28**	24.28	**109,296,258**	41,389,977
	100.00	100.00	**450,000,000**	170,412,875

3. Privileges Given to Shares Representing Capital :-

The shareholders holding A and D group shares (Koç Group , Koç Family and Fiat Auto S.p.A) have the privilege to choose the members for Board of Directors and Board of Auditors and also have the privilege of using preemptive rights in buying each other's shares.

4. Registered Share Capital Limit :-

The Company is subject to registered share capital system. As of June 30, 2003, the limit in respect of registered share capital amount is TL 1 quadrillion (2002- TL 1 quadrillion)

5. Capital Increases and Their Sources During the Year :-

The capital increase amounting to TL 277,442,297 million has been realized from the revaluation fund and the amount of TL 2,144,828 million has been realized from the transfer of real estate sales profit to share capital according to temporary Corporate Tax Law No:28.

6. Marketable Securities Issued During the Year Other Than Share Certificates:-

None (2002– None).

7. Marketable Securities Issued Which Matured During the Year:-

None (2002– None).

8. Movements in Property, Plant and Equipment during the Year :-

a) The total cost of property, plant and equipment that is purchased, produced or constructed (including the construction-in-progress) is TL 7,744,542 million (2002-TL 50,837,183 million). In accordance with the decrease in the foreign exchange rates as of June 30, 2003, the foreign exchange gain realized from the Company's investment loans amounting to TL 13,512,880 million has been deducted from the cost of property, plant and equipment as in line with prior years' capitalizations.

b) The total cost of property, plant and equipment that is sold or expensed as scrap is TL 549,698 million (2002 – TL 91,303 million).

c) The revaluation increase on fixed assets in the current period :

	June 30,2003 Million TL	June 30,2002 Million TL
Increase in cost (+)	138,266,015	119,011,021
Increase in accumulated depreciation (-)	48,512,369	31,689,579
Increase in net book value	**89,753,646**	87,321,442

d) Construction-in-progress:

June 30 , 2003

Description	Total cost Million TL	Total cost Thousand USD	Incentive certificate date	Incentive certificate no
1- Modernization and renovation (a)	39,759,766	94,666	23.06.1999	3297
2- Modernization and renovation new model development (b)	158,133,920	292,841	27.12.1999	3407
3- Other investments without investment incentive (c)	2,694,516	1,750	-	-

8. (CONTINUED)

Beginning date	Closing date	Current period expenditure Thousand USD	Incentives utilized	Export commitment Thousand USD	Completion percentage (%)
(a) 01.05.1999	31.12.2003	-	1- Investment allowance of 100% 2- Exemption from customs duties and collective housing fund 3- Exemption from VAT	-	40
(b) 07.12.1999	31.12.2003	3,298	1- Investment allowance of 200% 2- Exemption from customs duties and collective housing fund 3- Exemption from VAT 4- Exemption from other funds and deductions	150,000	75
(c) 01.01.2003	31.03.2003	1,750	-	-	-

June 30, 2002

Description	Total cost Million TL	Total cost Thousand USD	Incentive certificate date	Incentive certificate no
1- Modernization and renovation (a)	39,759,766	94,666	23.06.1999	3297
2- Modernization and renovation new model development (b)	158,133,920	292,841	27.12.1999	3407
3- Other investments without investment incentive (c)	593,878	1,029	-	-

8. (CONTINUED)

Beginning date	Closing date	Current period expenditure Thousand USD	Incentives utilized	Export commitment Thousand $	Completion percentage (%)
(a) 01.05.1999	31.12.2002	-	1- Investment allowance of 100% 2- Exemption from customs duties and collective housing fund 3- Exemption from VAT	-	40
(b) 07.12.1999	31.12.2003	11,506	1- Investment allowance of 200% 2- Exemption from customs duties and collective housing fund 3- Exemption from VAT 4- Exemption from other funds and deductions	150,000	70
(c) 01.01.2002	30.06.2002	1,029	-	-	-

Investment Incentive Certificates:

Incentive No.3297

'Special Terms' Section of the Incentive Certificate	Financing of Investment (Thousand USD)	
In accordance with the incentive, the Company's share capital will be increased by an additional TL 15,904,000 million in cash. However, if the approved financial statements of the Company reflects adequate funds, this condition will be checked. Following the completion of the investment, evaluation will be performed by experts in accordance with Communique 98/1, Article 31.	**3297 Incentive**	**94,666**
	1- Shareholders' equity	37,866
	2-External funds	
	- Long-term loans	56,800

8. (CONTINUED)

Incentive No.3407

'Special Terms' Section of the Incentive Certificate	Thousand USD Financing of Investment	
In accordance with the incentive, the Company's share capital will be increased by an additional TL 44,000,000 million in cash. However, if the certified financial statements by the tax office of the Company reflects adequate funds, this condition will be checked. During completion of investment, the amount of the investment shall correspond to the equivalent of USD 250,000,000. Otherwise, the investment incentive to be applied will be 100%. After the completion, evaluation will be performed by experts in accordance with Communique 98/1, Article 31.	**3407 Incentive**	**292,841**
	1- Shareholders' equity	81,442
	2-External funds	
	- Long-term loans	211,399

9. Investment Allowances to Be Utilized During the Current and Following Periods :-

As of June 30 2003, the Company has TL 1,108,691,726 million (2002 – TL 708,772,339 million) of unused investment allowance that will be used in future years. The Company has utilized investment allowance amounting to TL 15,668,106 million during the current period for tax computation purpose. (2002 – None).

10. Balances with Related Parties:-

For the purpose of these financial statements, shareholders of the Company and Koç Group companies having direct or indirect management or shareholding relationships with Koç Holding A.Ş. and the companies known to be related to Fiat Auto S.p.A. are considered and referred to as related companies.

Trade related:	June 30, 2003		June 30 , 2002	
	Receivables Million TL	Payables Million TL	Receivables Million TL	Payables Million TL
Shareholders:				
Fiat Auto Group(*)	232,288,166	310,429,504	193,434,208	216,526,495
Investments:				
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş.	104,629	-	-	449,877
Group companies:				
Birmot Birleşik Motor San. ve Tic. A.Ş.	52,386,213	-	40,151,196	-
Powertrain Mek. San. ve Tic. Ltd. Şti.	1,160,529	8,433,205	878,153	5,177,308
Comau S.p.A.	1,649,670	5,466,690	811,178	111,744
Sachs Beldesan A.Ş. (**)	-	-	601,921	1,268,634
Kofisa Trading S.A.	-	-	-	290,234
Set Oto Ticaret ve Turizm A.Ş.	3,074,576	-	-	-
Mako Elektrik San. ve Tic. A.Ş.	-	6,444,043	-	3,807,564
Döktaş Dökümcülük San. ve Tic. A.Ş.	-	792,558	-	564,801
Magnetti Marelli S.p.A.	1,082	203,020	-	62,312
Matay Otomotiv Yan Sanayi A.Ş.(**)	-	-	-	4,333,601
Other	879,882	1,512,860	1,166,170	1,372,325
	59,151,952	22,852,376	43,608,618	16,988,523
Total	291,544,747	333,281,880	237,042,826	233,964,895

(*)Although the Company has presented the payables due to Fiat Auto S.p.A. arising from its imports in 2003 as trade payables, Fiat Auto collects the discounted amounts of such letter of credits opened via banks prior to their due dates. The Company will pay the discounted amount of TL 118,974,227 million (2002 - TL 129,854,482 million) on the due dates to the related banks.

(**)Sach Beldesan A.Ş. and Matay Otomotiv Yan San. Ve Ticaret A.Ş. are no longer members of Koç Group as of December 28, 2002 and March 21, 2003, respectively. Due to this reason those companies has not been included in the related party balances as of June 30, 2003.

10. (CONTINUED)

Non-Trade:	June 30, 2003		June 30, 2002	
	Receivables Million TL	Payables Million TL	Receivables Million TL	Payables Million TL
Shareholders:				
Koç Holding A.Ş.	-	273,627	-	30,948
Dividends Payable to Shareholders	-	986	-	994
	-	274,613	-	31,942
Subsidiaries:				
Koç Fiat Kredi Tüketici Finansmanı A.Ş.(KFK)	3,472	-	3,949,596	-
Related parties:				
Koçbank A.Ş. (*)	95,891,030	2,194,870	38,199,559	-
Vehbi Koç Vakfı	25,783	-	22,116	-
Koç Yardımlaşma Vakfı	-	592,730	-	589,428
Koç Allianz Sigorta A.Ş.	-	176,801	-	117,195
Ram Sigorta Aracılık Hizmetleri A.Ş.	-	206,335	-	-
Koç Tüketici Finansman ve Kart Hiz. A.Ş.	27,166	-	-	27,260
	95,943,979	3,170,736	38,221,675	733,883
Total	95,947,451	3,445,349	42,171,271	765,825

(*) Included in banks account in the accompanying balance sheet.

11. Basis of Presentation of Financial Statements :-

a) Accounting policies applied

The Company maintains its books of account and prepares its financial statements in accordance with the Turkish commercial practice and tax legislation and generally accepted accounting principles issued by Capital Market Board (CMB). The accompanying financial statements as of June 30, 2003 are based on the statutory financial statements with certain reclassifications in order to fairly present the financial position and results of operations in accordance with the generally accepted principles in Turkey, issued by CMB.

CMB has published its policies which are basis for "Policies and Principles for Preparing the Financial Statements at High Inflation Periods" and "Accounting Principles for the Consolidation of Financial Statements and Participations on the Capital Market". These policies will be effective for the year ended December 31, 2003 and there after. The Company will apply these accounting policies and principles for the year ended then December 31, 2003 for the first time. The share capital will be adjusted according to the new principles; however, the increases will not be subjected to profit appropriation. The adjusted net profit for the period will be compared to the net profit which is determined according to the current CMB regulations and lower of these profits will be available profit appropriation.

b) Inventories

Inventories are valued at the lower of acquisition cost or net realizable value. Costs of the inventories for all stocks , are determined according to the monthly moving average basis. On the other hand cost of finished goods is determined according to First-in first-out (FIFO) method as of June 30, 2002 . Had the Company determine the cost of finished goods according to FIFO method as of June 30, 2003, the cost of sales for the period ended would have been increased by TL 54,843 million. Income before tax would been decreased as the same amount.

c) Long-term financial assets

Subsidiaries are valued at cost and the bonus shares resulting from share capital increases due to internal sources of long-term financial assets. Nominal values of bonus shares resulting from internal sources are included in increase in revelation fund account.

d) Property, plant and equipment

Property, plant and equipment are carried at acquisition cost plus revaluation increments (except land), which is computed by applying to acquisition costs indices and procedures in accordance with Law No. 3094. Depreciation is based on revalued amounts, except for buildings, and depreciation for buildings is computed by taking the acquisition cost as the basis. The Company used the revaluation rate of 18.6% (2002 – 27.65%) in the accompanying financial statements as of June 30, 2003.

11.(CONTINUED)

Financial expenses arising from the loans obtained to finance construction and purchasing of tangible fixed assets that have been capitalized in previous periods and current year foreign exchange losses related to long term borrowings obtained to purchase previously capitalized assets, have been capitalized in costs of the related tangible fixed assets. These capitalized foreign exchange losses are amortized within the remained useful lives of the related fixed assets. Such capitalized amount is TL 22,163,253 million and TL 1,583,090 million of this capitalization is amortized as depreciation expense in the accompanying income statement in 2002. As of June 30, 2003 the foreign exchange gains amounting to TL 13,512,880 million realized within the first half of the year 2003, arising from the loans obtained to finance construction and purchasing of tangible fixed assets were deducted from the cost of property, plant and equipment.

As of June 30, 2003, TL 3,155,091 million (2002 – 7,720,854) additional amortization has been reflected to financial statements which is corresponding to 50% of annual depreciation computed for the fixed assets amounting to TL 50,481,454 which is partially added to construction in progress and advances given and also planned to be capitalized between July 1, and December 31, 2003 according to budget of investment.

Except for the fixed assets transferred by the takeover of Tofaş Oto Ticaret A.Ş.(Tofaş Oto) depreciation is calculated using the straight line depreciation method based except for the buildings, which is calculated using double declining depreciation method. The lifetimes of the assets indicated in the table below.

	Year
Buildings	25 - 50 years
Land improvements	8-10 - 25 years
Machinery, plant and equipment	8 years
Motor vehicles	8 years
Furniture and fixtures	8 years
Others	8-30 years

For the fixed assets excluding buildings which are taken over from Tofaş Oto as of May 15, 2001, depreciation is calculated with double declining method over the revalued amounts based on the following periods:

	Year
Buildings	5 - 50 years
Land improvements	5 - 25 years
Machinery, plant and equipment	5 years
Motor vehicles	5 years
Furniture and fixtures	5 years

For all fixed assets (excluding motor vehicles), a full year's depreciation is provided. For motor vehicles, pro-rata depreciation method is applied.

11.(CONTINUED)

e) Intangible assets

In 2002, the Company signed two separate technical assistance and licence agreements with Fiat Auto. Based on these new agreements, Fiat Auto invoiced technical assistance fee for the new model improvement and production, amounting to EURO 26,364,202 in 2002. The Company has capitalized the TL equivalents of the related invoices amounting to TL 40,999,634 million in the intangible fixed assets as research and development expenses .The capitalized amount is amortized over 5 years with equal portions. The accumulated amortization as of June 30, 2003 is amounting to TL 12,299,899 million.

Goodwill, which is accounted for in other intangible assets, resulting from the merger with Tofaş Oto in the amount of TL 1,611,958 million, and from the purchase of 51% shares of Koç Fiat Kredi Tüketici Finansmanı A.Ş. in July, 2002 amounting to TL 8,905,756 million, is amortized in 5 years with the rate of 20%.

f) Marketable securities

Marketable securities are stated at acquisition cost and represent Turkish government bonds and treasury bills. The income accrued between the purchase date and the balance sheet date of the total interest income at the maturity date obtained from Marketable Securities, has been booked as income by using the internal rate of return.

g) Foreign currency transactions

Transactions in foreign currencies during the period are translated into Turkish Lira at the exchange rates prevailing at the dates of such transactions. In the balance sheets as of June 30, 2003 and 2002, assets denominated in foreign currencies are translated at the buying exchange rates of the Central Bank of Turkey prevailing at the balance sheet date, and liabilities denominated in foreign currencies are translated at the selling exchange rates of the Central Bank of Turkey, in accordance with the declaration of CMB No.824 dated January 25, 2000. Foreign exchange gains and losses arising from settlement and translation of foreign currency items are included in the related income and expense and balance sheet accounts, as appropriate.

h) Employee termination benefits

Employee termination benefits, as required by Turkish Labor Law, are recognized in the accompanying financial statements as they are earned.

The total employment termination reserve of the Company as of June 30, 2003 is TL 60,299,121 million (2002 – TL 47,482,995 million). The increase in the current year amounting to TL 5,601,917 million (2002 – TL 7,977,065 million) is included in "general and administrative expenses" in the accompanying financial statements.

11.(CONTINUED)

i) Provision for taxes

According to the new tax legislation numbered 4842 and published in the Official Gazette dated April 24, 2003, the effective corporate tax rate on taxable income of 2003 will be applied as 30%. The corporate tax will be paid in one installment within the period of the declaration.

The Company will not pay withholding tax other than the above mentioned 30% corporation tax if the net income of 2003 is not distributed as dividend. In case of dividend distributions, withholding tax will be computed as follows:

If the profit is added to share capital, it will not be regarded as dividend distribution and will be exempt from withholding tax.

Dividends distributed to corporations will be exempt from withholding tax.

Dividends distributed to individuals, entities which are not liable to pay corporate tax or income tax, entities exempt from corporate tax and income tax, corporations and individuals with limited tax liability will be subject to dividend withholding tax.

Items exempted from corporation tax were subject to income tax at the effective rate of 19.8% before the above mentioned new tax legislation.

Investment allowance system is simplified with a uniform rate of 40% that will be provided automatically without an investment certificate. The new legislation eliminates the current 19.8% withholding tax over the investment allowance.

The investment allowances related with the investment incentive certificates obtained before the effective date of new tax legislation will be subject to former legislation. However, the Company may apply to the tax office for the expenditures made related with the incentives obtained beforehand in order to benefit from the new tax legislation.

The Company is required to pay an advance tax at the rate of 30% over its financial statements prepared for the 3 months period, and to pay the amount within the 15 th day of the second month for the following period, which can be off-set against the corporate tax calculated at year-end.

j) Warranty expense provision

The Company provides first maintenance service free of charge for the cars sold in Turkey and also provides service free of charge during the two-year period of warranty. As of June 30, 2003 the Company provided a provision amounting of TL 11,974,377 million (2002 – TL 6,715,598 million) for the first maintenance service and for the possible expenses that can be incurred during occur within the warranty period.

Export sales of the Company are not under a warranty commitment.

11.(CONTINUED)

k) Sales

Sales revenue is recognized when the deliveries are made.

l) Receivables and payables

Receivables and payables are stated at their recorded values, and receivables and payables with due dates more than 3 months are discounted. As of June 30, 2003, due-dated cheques, notes receivables and notes payables are discounted at 57% (2002 – 64%) which is the predetermined discount rate of the Central Bank.

The payables in foreign currency with due dates more than three months are discounted at EURIBOR rate .

m) Consolidation of Freezone Branch

As of June 30, 2003 since the financial statements of TÜBİTAK – MAM Teknoloji Serbest Bölgesi are in USD, all the balance sheet accounts are translated into Turkish Lira with the buying exchange rates of the Central Bank of Turkey prevailing at the balance sheet date and the income statement accounts are translated at the monthly average rates of Central Bank.

l) Other balance sheet items

Other balance sheet items are principally reflected at their recorded values. As of June 30, 2003 due-dated cheques amounting to TL 2,166,666 million (2002- TL 3,539,354 million) is reflected in the accounts receivable account in the accompanying financial statements.

12. Subsequent Events to be Disclosed:-

A- Issues Requiring Adjustments:-

a) Accounting mistakes and misleads recognized after the balance sheet date

None.

b) Purchase cost and sales revenues determined after the balance sheet date

None

c) Decrease in value of assets determined after the balance sheet date

None.

d) Decrease in value of affiliates and subsidiaries determined after the balance shseet date

None.

12. (CONTINUED)

e) Events affecting the estimation of net realizable value of inventories

None.

f) Bankruptcy of debtors or negotiations with debtors over debt balances

None.

g) Indemnifications received from insurance companies

None.

h) Change in tax rates

None.

i) Similar issues

None.

B- Issues Requiring Explanation:-

a) Acquisitions and mergers :

In accordance with the Board of Directors decision dated August 1, 2003 and numbered 2003/11, the Company has decided to acquire 49% of total shares of Koç Fiat Kredi Tüketici Finansmanı in which the Company has 51% share already. The remaining 49% of share will be acquired from Koç Holding A.Ş. and Koç Tüketici Finansmanı ve Kart Hizmetleri A.Ş. The nominal value of TL 14,699,996 million will be purchased at a price of USD 49 and the share of Company will be increased from 51% to 99.99%.

b) Changes in the structure, or the operations of the company

None.

c) Decrease in value of assets after the balance sheet date

None.

d) Capital increases and significant marketable securities issued

None

e) Significant fixed asset purchases or sales, investments in new companies or new shareholders

None.

12. (CONTINUED)

f) Strikes or other disputes

None.

g) Increase in the legal limit for employee termination benefits

As of July 1, 2003, the severance pay ceiling has been increased to TL 1,389.95 million per year of employment.

h) Similar issues

None.

13. Contingent Income and Losses: -

a) Legal suits in favor of the Company

As of June 30, 2003 the total amount of the legal suits filed by the Company is TL 612,749 million (2002 - TL 170,577 million).There are two competition violation legal suits in favour of the Company.

b) Legal suits against the Company

As of June 30, 2003, there are legal suits amounting to TL 283,698 million being brought against the Company (2002- TL 422,575 million). Also there is an indemnity lawsuit claimed by one of the old dealers of the Company, amounting to TL 1,219,500 million. As of June 30, 2003 the Company has provided a provision amounting to TL 215,677 million for these cases and their interests (2002- TL 151,240 million). There are 19 legal suits (2002-20) being held against the Company for car changes of which the amounts will be finalized at the end of the legal suits.

c) Notes receivable endorsed to suppliers

None.

d) Indemnifications in favor of the Company

None.

13. (CONTINUED)

e) Suretyships and letters of guarantee given

Description	June 30 , 2003 Million TL	June 30 , 2002 Million TL
Customs guarantees	3,682,748	16,775,410
Turkish Industrial Development Bank	-	290,820
Eximbank	35,147,000	7,335,000
Tax guarantees	3,796,063	11,338,391
Bidding collaterals	25,885	11,945
Other	120,304	1,609,980
	42,772,000	**37,361,546**

As of June 30, 2003 the total amount of promissory notes which are given as guarantee is TL 8,000,000 million.

f) Intentions and preparations aimed at expropriation of assets

None.

g) Similar issues

None.

14. Changes in the Accounting Estimates Which May Have a Material Effect on the Profitability Ratios of the Company and Their Monetary Effects :-

None.

15. Mortgages or Restrictions on Assets:-

None.

16. Total Insurance Coverage on Assets :-

June 30 , 2003

Type of asset	Insurance company	Amount subject to insurance Million TL	Book value Million TL	Beginning date	Ending date
Buildings	Koç Allianz	169,461,773	112,283,869	01/01/2003	31/12/2003
Buildings	Anadolu Sigorta	57,105	"	01/01/2003	31/12/2003
Buildings	Ak Sigorta	6,197	"	01/01/2003	31/12/2003
Machinery	Koç Allianz(*)	148,006,483	982,069,806	01/01/2003	31/12/2003
Machinery	Anadolu Sigorta(*)	228,420	"	01/01/2003	31/12/2003
Machinery	Ak Sigorta(*)	24,786	"	01/01/2003	31/12/2003
Inventory	Koç Allianz	42,651,510	79,283,327	01/01/2003	31/12/2003
Furniture and Fixtures	Koç Allianz	25,558,594	75,694,042	01/01/2003	31/12/2003
Motor vehicles	Koç Allianz	7,174,450	14,278,452	01/01/2003	31/12/2003
		393,169,318			

June 30 , 2002

Type of asset	Insurance company	Amount subject to insurance TL Million	Book value Million TL	Beginning date	Ending date
Buildings	Koç Allianz	183,662,502	75,142,716	01/01/2002	31/12/2002
Buildings	Anadolu Sigorta	38,070	"	01/01/2002	31/12/2002
Buildings	Ak Sigorta	4,131	"	01/01/2002	31/12/2002
Machinery	Koç Allianz (*)	163,354,126	667,342,442	01/01/2002	31/12/2002
Machinery	Anadolu Sigorta(*)	152,280	"	01/01/2002	31/12/2002
Machinery	Ak Sigorta(*)	16,524	"	01/01/2002	31/12/2002
Inventory	Koç Allianz	48,946,716	71,085,714	01/01/2002	31/12/2002
Furniture and Fixtures	Koç Allianz	26,758,314	55,386,019	01/01/2002	31/12/2002
Motor vehicles	Koç Allianz	8,041,682	11,885,546	01/01/2002	31/12/2002
		430,974,345			

(*) The machinery which are utilized in Doblo production are insured by Fiat Auto S.p.A.

17. Total Guarantees and Mortgages Received for Receivables :-

As of June 30, 2003, total amount of mortgages and other guarantees obtained for receivables is TL 57,980,494 million (2002 – TL 40,810,489 million).

18. Commitments and Contingencies:-

June 30 , 2003

Type of Commitment	Beginning Date	Ending Date	Transitory	Reason for Commitment	Given to	Amount (TL million)	Amount (Foreign exchange)
Letter of credit	05/02/2003	21/05/2003	-	Import	Citibank	484,924	EU 298,671
Letter of credit	28/04/2003	31/08/2003	-	Import	Citibank	2,411,413	EU 1,485,225
						2,896,337	

June 30 , 2002

Type of Commitment	Beginning Date	Ending Date	Transitory	Reason for Commitment	Given to	Amount (TL million)	Amount (Foreign exchange)
Letter of credit	30/05/2002	29/07/2002	-	Import	Koçbank	114,382	EU 73,305
Letter of credit	23/05/2002	22/07/2002	-	Import	Societe Generale	1,529,148	EU 980,000
						1,643,530	

Letters of guarantees and notes given as collaterals are explained in Note 13 (e) to the balance sheets.

19. Blocked Deposits at Banks:-

None.

20. Market Value of Marketable Securities and Financial Assets Carried at Cost and Carrying Value of Marketable Securities and Financial Assets Shown at Market Value:-

a)- As of June 30,2003 goverment bonds and treasury bills that are included in marketable securities with a purchase cost amounting to TL 23,999,578 million (2002 – TL 5,999,962 million) are reflected to the balance sheet at TL 25,904,981 million (2002 – TL 6,372,866 million)with an income accrual of TL 1,905,403 million (2002 – TL 372,904 million). As of June 30,2003 the market value of such securities is TL 26,046,292 million. (2002 – TL 7,409,000 million)

20. (CONTINUED)

b)- Long-term financial assets carried at cost in the balance sheet:

	Nominal Value Million TL		Acquisition Cost Million TL		Traded in Stock Exchange
Participations	2003	2002	2003	2002	
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş.	13,188,000	1,099,000	15,126,098	3,037,098	None
Subsidaries					
Koç Fiat Kredi Tüketici Finansmanı A.Ş. (KFK)	15,300,000	-	6,094,329	-	None

The Company has acquired 51% of total shares of Koç Fiat Kredi Tüketici Finansmanı A.Ş. (KFK) which are at a nominal value of TL 15.3 trillion at a price of 51 USD. On July 31, 2002 the Company has paid the required amount of TL 15 trillion for the cash need to decrease the accumulated deficit of KFK. The goodwill amount (TL 8,905,756 million), which is the positive difference between the fair value of the KFK's net assets calculated as of July 31, 2002 (TL 6,094,329 million) and the corresponding acquisition cost (TL 15,000,085 million) is included in other intangible assets account by decreasing the accumulated amortization which is amounting to TL 1,632,722 million as of June 30, 2003.

According to Extraordinary General Assembly of shareholders, realized by the Company's participation Entek on June 17, 2003, the share capital of Entek has been increased to TL 94,200,000 million from TL 7,850,000 million. This increase in share capital has been realized from the revaluation fund and the increase in the share of Tofaş which is amounting to TL 12,809,000 million is included in the participation and revaluation fund from participation accounts.

21. Marketable Securities Issued By Shareholders, Investments and Associates:-

None.

22. Details of the 'Other' Items in Balance Sheets Which Exceed 20% of the Respective Component or 5% of the Total Assets:-

	June 30, 2003 Million TL	June 30, 2002 Million TL
a) Other short-term receivables		
Taxes and funds to be netted off or to be refunded	1,650,909	699,607
Receivables from personnel	252,742	350,698
Other	731,334	1,246,640
	2,634,985	**2,296,945**
b) Other intangible assets		
Goodwill	10,195,322	1,289,567
Special cost	7,821	7,821
Other intangible assets	2,040,627	1,567,998
Accumulated amortization (-)	(3,149,102)	(885,456)
	9,094,668	**1,979,930**
c) Other current assets		
Deferred and deductible VAT	16,261,937	6,485,657
Personnel advances	472,823	1,653,588
Prepaid expenses	1,519,645	1,136,739
Income accruals	725,614	415,128
Others	1,718,408	953,562
	20,698,427	**10,644,674**
d) Other accrued liabilities and expenses		
Warranty expense provision	11,974,377	6,715,598
Royalty and licence expense provision	4,430,898	5,385,667
Personnel expense provision	2,324,299	4,354,113
Provision for services from third parties	2,732,212	3,751,037
Advances taken for moulds	7,020,867	3,712,960
Purchase cost provision	1,024,476	3,226,840
White collar premium provision	708,059	2,266,609
Sales discount provision	10,233,365	4,389,332
Others	1,975,927	3,291,190
	42,424,480	**37,093,346**
e) Other income and gains from operating activities		
Foreign exchange gains	20,838,160	8,101,658
Technical assistance income	1,019,442	5,161,738
Research and development premium	1,851,787	3,057,673
Others	6,762,451	5,266,720
	30,471,840	**21,587,789**

22.(CONTINUED)

f) Other expense from operations

Foreign exchange loss	8,148,599	45,422,603
Allowance of doubtful receivables	-	132,812
Others	1,153,668	-
	9,302,267	45,555,415

g) Other extraordinary income and gains

Tax return	1,905,253	-
Incentive premium	527,245	-
Fiat Auto S.P.A price difference invoices	-	374,568
Gain on fixed asset sale	-	37,078
Others	185,182	27,318
	2,617,680	438,964

23. Receivables From and Payables to Personnel Included under Other Receivables and Other Long or Short-Term Liabilities Accounts and Exceeding 1%:-

None.

24. Doubtful Receivables Due from Shareholders, Affiliated Companies:-

None.

25. Provisions Booked For Doubtful Receivables:-

As of June 30, 2003, the Company has a doubtful receivable that matured and is not collected yet amounting to TL 454,870 million (2002-134,283 million). Amount of the provision set for the related doubtful receivables is TL 451,650 million. (2002 TL 134,283 million)

26. The Breakdown of Investments and Subsidiaries Having an Indirect Shareholding and Management Relationship With The Company and The Participation Rates And Amounts Of These Investments And Subsidiaries:-

Investments	Share capital amount Million TL	Shareholding percentage %	Shareholding amount Million TL	Loss for the period Million TL
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş.	94,200,000	14	15,126,098	10,111,981
Koç Fiat Kredi Tüketici Finansmanı A.Ş.	30,000,000	51	6,094,329	2,312,884

26. (CONTINUED)

The financial statements of Entek as of June 30, 2003 have not been prepared in conformity with CMB principles and are not subject to external limited review. On the other hand, the financial statements of KFK, which are prepared in conformity with CMB principles, has been reviewed by independent auditors. In the draft limited review report dated August 1, 2003 it is indicated that the Company has not yet started to organize consumer financing campaigns due to market conditions.

27. Bonus Shares Obtained through Internally Funded Capital Increases of Investments and Associates :-

None.

28. Real Rights on Tangible Assets:-

None.

29. Revaluation of Fixed Assets in the Last Three Years :-

Year	Revaluation amount Million TL
June 30, 2003	89,753,646
December 31, 2002	185,416,582
June 30, 2002	87,321,442
December 31, 2001	92,255,070

30. Foreign Currency Assets and Liabilities:-

June 30 , 2003

Foreign Currency Denominated Assets

	Amount Thousand	Foreign currency	Foreign exchange rate	TL equivalent Million TL
a-Cash	10	USD	1,421,717	13,653
	12	EURO	1,623,601	19,148
b-Banks	67,538	EURO	1,623,601	109,655,018
	2,078	USD	1,421,717	2,953,736
c-Export receivables	2,104	USD	1,421,717	2,990,982
	148,288	EURO	1,623,601	240,760,189
d-Other receivables	454	EURO	1,623,601	737,045
	1,358	USD	1,421,717	1,930,207
Total				359,059,978

30. (CONTINUED)

Foreign Currency Denominated Liabilities (Bank loans)

Foreign currency type	Principal amount (Foreign currency) Thousand	Interest (Foreign currency) Thousand	Foreign exchange rate	TL equivalent principal+Interest Million TL
USD	1,604	14	1,428,574	2,311,239
EURO	174,982	2,555	1,631,432	289,639,709
				291,950,948

Foreign Currency Denominated Liabilities

	Amount Thousand	Foreign currency type	Foreign exchange rate	TL equivalent Million TL
a-Suppliers	173,565	EURO	1,631,432	283,160,752
	9	GBP	2,365,147	20,798
b-Other Payables	247	USD	1,428,574	353,072
	18,712	EUR	1,631,432	30,527,073
Total				314,061,695

June 30 , 2002

Foreign Currency Denominated Assets

	Amount (Thousand)	Foreign currency type	Foreign exchange rate	TL equivalent Million TL
a-Cash	23	USD	1,569,143	35,465
	32	EURO	1,560,355	49,364
b-Banks	29,083	EURO	1,560,355	45,380,373
	1,901	USD	1,569,143	2,983,643
c-Export receivables	2,696	USD	1,569,143	4,230,858
	124,299	EUR	1,560,355	193,950,117
d-Other receivables	486	EURO	1,560,355	759,018
	139	USD	1,569,143	218,526
Total				247,607,364

30.(CONTINUED)

Foreign Currency Denominated Liabilities (Bank loans)

Foreign currency type	Principal Amount (Foreign currency) Thousand	Interest (Foreign currency) Thousand	Foreign exchange rate	TL equivalent Principal+Interest Million TL
USD	11,639	160	1,576,711	18,602,522
EURO	184,449	3,749	1,567,881	295,072,733
Total				313,675,255

Foreign Currency Denominated Liabilities

	Amount Thousand	Foreign currency type	Foreign exchange rate	TL equivalent Million TL
a-Payables	139,901	**EURO**	1,567,881	219,348,834
From imports	9	**GBP**	2,416,152	21,545
b-Freezone Branch	1,077	**EURO**	1,560,355	1,680,009
c- Other payables	33	**USD**	1,576,711	51,412
	7,549	**EURO**	1,567,881	11,837,135
Total				232,938,935

31. Guarantee, Commitments and Securities Given for Shareholders' Affiliates and Subsidiaries:-

None.

32. Average Number of Employees :-

	June 30, 2003	June 30, 2002
Average number of employees at the beginning of the period	**4,395**	**5,064**
Administrative personnel (not unionised)	875	889
Other Personnel (unionized)	3,520	4,175
Average number of employees at the end of the period	**4,162**	**4,490**
Administrative personnel (not unionised)	842	885
Other personnel (unionized)	3,320	3,605

33. Other Significant Matters Which May Have A Material Effect on the Financial Statements :-

None

34. Explanation Added For Convenience Translation to English

As indicated in Note 11, these financial statements are prepared and presented in accordance with the generally accepted accounting principles issued by Turkish CMB. Such accounting and reporting principles differ from the accounting principles generally accepted in the other countries in which the accompanying financial statements may be distributed and from International Financial Reporting Standards (formerly referred to as International Accounting Standards ("IAS")) issued by the International Accounting Standards (IAS) Committee, principally with respect to the presentation of financial statements, accounting for the effects of hyperinflation, capitalization of financial expenses, depreciation, deferred taxation and certain accruals. The effects of such differences have not been quantified herein. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles generally accepted in such countries and IFRS. If IFRS had been applied, components of net income and financial position could be materially different than those reflected in the accompanying financial statements. Further, especially due to the effect of hyperinflation, the accompanying financial statements may not provide a suitable basis on which to make comparisons between years.

TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.
NOTES TO STATEMENTS OF INCOME
FOR THE PERIOD ENDED JUNE 30, 2003 AND 2002

1. Depreciation and Amortization Expenses for the Period

	June 30, 2003 TL Million	June 30, 2002 TL Million
a) Depreciation expense	55,653,050	44,990,374
aa) Normal depreciation expense	48,368,137	33,246,582
ab) Depreciation expense due to revaluation	7,284,913	11,743,792
b) Amortization	5,257,161	193,376
Total	**60,910,211**	**45,183,750**

2. Discount and Provision Expenses for the Period: -

	June 30, 2003 TL Million	June 30, 2002 TL Million
Provision for warranty expenses	11,974,377	6,715,598
Provision for sales discount	10,233,365	4,389,332
Provision for financial expenses (Including the provisions for long term borrowings interest)	6,007,011	6,496,972
Provision for employee termination benefit	5,601,917	7,977,065
Provisions for royalty license and personnel expenses	4,430,898	5,385,667
Provision for employee wages and salaries	3,032,357	9,087,466
Provision for services from third parties and administrative expenses	2,732,212	3,751,037
Provision for purchase cost	1,024,476	3,226,840
Provisions for discount expenses	38,024	54,872
Others	1,975,927	933,384
Total	**47,050,564**	**48,018,233**

3. Financial Expenses for the Period :-

June 30, 2003

	Foreign Exchange Losses TL Million	Financial Expenses TL Million	
Capitalized through cost of production	-	-	
Capitalized on fixed assets	(13,512,880)	276,541	
Expensed in the income statement	(578,452)	8,875,166	
Sub total	**(14,091,332)**	**9,151,707**	
Total			**(4,939,625)**

3.(CONTINUED)

For the six months period ended June 30, 2003, the Company has realized TL 14,091,332 million foreign exchange gain arising from the Company's short and long term loans due to the decrease in the foreign exchange rates; and TL 13,512,880 million of this income has been deducted from the cost of property, plant and equipment in line with the capitalization performed at the prior periods.

June 30, 2002

	Foreign Exchange Losses TL Million	Financial Expenses TL Million	
Capitalized through cost of production	-	-	
Capitalized on fixed assets	29,979,004	593,447	
Expensed in the income statement	24,865,590	7,429,112	
Sub total	**54,844,594**	**8,022,559**	
Total			**62,867,153**

4. Amount of Financial Expenditures Related to Shareholders, Affiliates, Subsidiaries and Related Parties: -

June 30, 2003

Company		Type of Utilization	Amount TL Million	Terms of Interest	Interest Rate (%)	Percentage in Total (%)
Koçbank	Group Company	Direct	28,854	-	-	-
Total			**28,854**			

June 30, 2002

Company		Type of Utilization	Amount TL Million	Terms of Interest	Interest Rate (%)	Percentage in Total (%)
Koçbank	Group Company	Direct	98,209	-	-	-
Total			**98,209**			

5. Sales and Purchases With Related Parties:-

a) Sales

	June 30, 2003 TL Million	June 30,2002 TL Million
Fiat Auto S.p.A. – Export sales(*)	608,507,741	479,995,981
Birmot Oto A.Ş. – Domestic sales	136,455,125	81,976,177
Powertrain Mak.San.ve Tic.Ltd.Şti.– Service sales	2,657,187	2,356,530
Ford Otosan A.Ş. – Material sales	766,285	388,093
Döktaş Dökümcülük Tic. ve San. A.Ş.- Scrap sales	227,133	89,324
Other related parties – Spare part sales	114,998	11,530
Mako Elektrik Tic. ve San. A.Ş.- Material sales	65	578
Birmot A.Ş. – Sales returns	(16,945,708)	(6,358,546)
Other related parties – Sales returns	(3,017)	(889)
Total	**731,779,809**	**558,458,778**

(*) Such amount does not include the services invoices billed to Fiat Auto S.P.A as of June 30, 2003 amounting TL 2,976,058 million, which is included in the other operational income account.

b) Purchases

	June 30, 2003 TL Million		June 30, 2002 TL Million	
Domestic Purchases	**Material**	**Service**	**Material**	**Service**
Mako Elektrik Ticaret ve San. A.Ş.	21,136,331	-	13,263,501	-
Döktaş Dökümcülük Ticaret ve San.A.Ş.	3,172,920	-	1,779,241	-
Matay Otom.Yan San. A.Ş. (*)	9,366,964	-	15,408,298	-
Entek Elektrik Üretimi Otoprodüktör Grubu A.Ş.	6,065,007	-	5,396,992	-
Ram Sigorta AracılıkA.Ş	-	3,113,732	-	1,416,036
Powertrain Mak. San. Ve Tic.Ltd, Şti.	26,709,721	1,692,944	20,398,610	1,635,771
Other	3,332,192	3,684,945	3,736,634	5,322,404
Total	**69,783,135**	**8,491,621**	**59,983,276**	**8,374,211**

(*) Starting from March 21, 2003 Matay Oto Yan Sanayi A.Ş. is not a Koç Group company anymore. The total of the transactions up to this date is TL 9,366,964 million.

5. (CONTINUED)

		June 30, 2003			June 30, 2002		
		Foreign Currency (Thousand)			Foreign Currency (Thousand)		
Foreign Purchases		**Material**	**Fixed Asset**	**Service**	**Material**	**Fixed Asset**	**Service**
Fiat Auto S.p.A.	**EURO**	217,657	-	-	184,134	108	7,715
Kofisa Trading S.A	**EURO**	824	-	-	1,025	-	77
	USD	-	-	-	-	-	100
Other	**EURO**	9	106	130	51	-	831
	USD	64	-	-	57	-	-
Total	**EURO**	**218,490**	**106**	**130**	**185,210**	**108**	**8,623**
	USD	**64**	**-**	**-**	**57**	**-**	**100**

6. Total of Interest, Rent and Equivalents Expenses Paid and Received from Shareholders, Affiliates, Subsidiaries and Related Parties:-

JUNE 30, 2003
INTEREST, RENT AND EQUIVALENTS RECEIVED

Title	Shareholder, Participation, Group	Type	Amount (TL Million)	Percentage In the Total (%)
Matay A.Ş.(*)	Group Company	Warehouse Rent	2,817	1
Koratrade MTMC Ltd.	Group Company	Interest Income	13,035	-
Koçbank A.Ş.	Group Company	Interest Income	3,961,578	81
KFK(**)	Group Company	Loan Interest	97,909	1
KFK	Group Company	Office Rent	15,564	2
PWT	Group Company	Building Rent	820,987	97
Birmot A.Ş.	Group Company	Due Date Difference	1,243,377	47
Birmot A.Ş.	Group Company	Building Rent	11,750	1

INTEREST, RENT AND EQUIVALENTS PAID

Title	Shareholder, Participation, Group	Type	Amount (TL Million)	Percentage In the Total (%)
Bos Birleşik Oksijen Sanayi A.Ş.	Group Company	Tank Rent	7,761	7
Koç Holding A.Ş.	Shareholder	Office Rent	75,000	65

(*)Starting from March 21, 2003 Matay Oto. Yan. San. A.Ş. is not a Koç Holding company anymore. The total of the rent income up to this date is TL 2,817 million.

6. (CONTINUED)

JUNE 30, 2002
INTEREST, RENT AND EQUIVALENTS RECEIVED

Title	Shareholder, Participation, Group	Type	Amount (Million TL)	Percentage In the Total (%)
Matay A.Ş.	Group Company	Warehouse Rent	7,907	-
Koratrade MTMC Ltd.	Group Company	Interest Income	500,249	10
Koçbank A.Ş.	Group Company	Interest Income	2,777,832	54
KFK	Group Company	Office Rent	12,000	-
KFK (**)	Group Company	Loan Interest	510,823	10
PWT	Group Company	Building Rent	703,798	14
Birmot A.Ş:	Group Company	Building Rent	15,504	-
Birmot A.Ş.	Group Company	Due Date Difference	646,733	12

(**) Koç Fiat Kredi Tüketici Finansmanı A.Ş (KFK). provides financing services to the final customers in sales realized through the dealer network of the Company. As of June 30, 2003 and 2002 the Company has taken over the payables of KFK to the dealers to be netted off from the receivables of the Company from the dealers.The Company has charged interest amounting to TL 97,909 million to Koç Fiat Tüketici Tüketici Finansmanı A.Ş.(2002- TL 510,823 million)

INTEREST, RENT AND EQUIVALENTS PAID

Title	Shareholder, Participation, Group	Type	Amount (Million TL)	Percentage In the Total (%)
Bos Birleşik Oksijen Sanayi A.Ş.	Group Company	Tank rent	6,067	9
Koç Holding A.Ş.	Shareholder	Hung Floor	60,000	91

Interest paid is disclosed in Note 4 to the income statement.

7. Salaries and Benefits Provided to Top Management: -

Salaries paid to top management for 20 people (2002-17 people) amounted to TL 1,500,360 million. (2002 – TL 933,623 million).

8. Depreciation Methods Used and Any Differences Due to the Changes in the Calculation of Depreciation:

Please see Note 11(d) to the balance sheets.

9. Inventory Costing System and Procedures: -

The method applied to inventory costing is explained in Note 11(b) to the balance sheets.

10. Reasons for Not Performing Full or Partial Physical Stock Takings: -

Stock takings had not been performed as of June 30, 2003 and 2002, because of the reason that physical stock count can be performed at minimum 3 days since the production should not be hindered.

11. Product, Scrap or Service Sales that exceed 20 % of Gross Sales: -

None.

12. Sales Incentives and Subsidies: -

None.

13. Income and Expenses Related to Prior Period and Explanation about the Sources: -

Prior Period Income and Gains

Source	June 30, 2003 TL Million	June 30, 2002 TL Million
Health expense deduction	-	1,530
Premium return	-	1,388
Warranty expense collection	12,242	-
Others	-	614
Total	12,242	3,532

13.(CONTINUED)

Prior Period Expenses and Losses

Source	June 30, 2003 TL Million	June 30, 2002 TL Million
Powertrain indirect material price difference	-	53,178
Training expense	19,586	-
Comec mould material cancellation	8,131	-
Others	7,869	19,772
Total	35,586	72,950

14. Net Income and Dividends Per Share to be Deployed Separately for Common and Preferred Stocks: -

It has not been calculated due to the limited review.

15. Changes in the Production Amounts in Each Production Group: -

Changes in the Company's production amounts within the period are as follows:

Model / Series	Measure	June 30, 2003	June 30, 2002	Variance (%)
Bird series	Unit	253	30	743
Palio/Palio SW	Unit	2,119	1,499	41
Albea	Unit	6,477	3,333	94
Marea	Unit	1,490	483	208
Brava	Unit	-	283	-
Doblo	Unit	45,376	42,688	6
Disassembled CKD cars	Unit	3,024	3,360	(10)
Total	**Unit**	**58,739**	**51,676**	**14**

16. Changes in the Sales Amounts in Each Main Sales Group:-

Changes in the Company's sales amounts within the period are as follows:

Model / Series	Measure	June 30, 2003	June 30, 2002	Variance (%)
Bird series	Unit	232	293	(21)
Palio/Palio SW	Unit	2,058	1,786	15
Siena	Unit	-	44	-
Albea	Unit	6,230	3,049	104
Marea	Unit	1,460	637	129
Brava	Unit	-	158	-
Bravo	Unit	-	9	-
Scudo	Unit	24	69	(65)
Ducato	Unit	489	228	114
Doblo	Unit	44,285	42,698	4
Alfa Romeo	Unit	206	79	161
Stilo	Unit	804	-	-
Disassembled CKD cars	Unit	2,400	3,120	(23)
Total	**Unit**	**58,188**	**52,170**	**12**